Exhibit 2.3

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CIM REAL ESTATE FINANCE TRUST, INC.,

THOR V MERGER SUB, LLC,

AND

COLE CREDIT PROPERTY TRUST V, INC.

DATED AS OF AUGUST 30, 2020

-i-

-ii-

-iii-

Section 10.3	Severability	87
Section 10.4	Counterparts	87
Section 10.5	Entire Agreement; No Third-Party Beneficiaries	88
Section 10.6	Amendment; Extension; Waiver	88
Section 10.7	Governing Law; Venue	88
Section 10.8	Assignment	89
Section 10.9	Specific Performance	89
Section 10.10	Waiver of Jury Trial	89
Section 10.11	Authorship	90

EXHIBIT

Exhibit A – Charter Amendment

DISCLOSURE LETTERS

CCPT V Disclosure Letter

CMFT Disclosure Letter

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 30, 2020 (this “Agreement”), is entered into by and among CIM Real Estate Finance Trust, Inc., a Maryland corporation (“CMFT”), Thor V Merger Sub, LLC, a Maryland limited liability company and a wholly owned subsidiary of CMFT (“Merger Sub”), and Cole Credit Property Trust V, Inc., a Maryland corporation (“CCPT V”). Each of CMFT, Merger Sub and CCPT V is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, the Parties wish to effect a business combination in which CCPT V will be merged with and into Merger Sub (the “Merger”), with Merger Sub being the surviving entity, and each share of CCPT V Common Stock issued and outstanding immediately prior to the Merger Effective Time that is not cancelled and retired pursuant to this Agreement will be converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (the “MLLCA”);

WHEREAS, on the recommendation of the special committee (the “CCPT V Special Committee”) of the board of directors of CCPT V (the “CCPT V Board”), the CCPT V Board has (a) determined that this Agreement, the Charter Amendment, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of, and, with respect to this Agreement and the Merger, are fair and reasonable to CCPT V and on terms and conditions no less favorable to CCPT V than those available from unaffiliated third parties, (b) authorized and approved this Agreement, the Charter Amendment, the Merger and the other transactions contemplated by this Agreement, (c) directed that the Merger and the Charter Amendment be submitted for consideration at the Stockholders Meeting, and (d) recommended the approval of the Merger and the Charter Amendment by the CCPT V stockholders;

WHEREAS, on the recommendation of the special committee (the “CMFT Special Committee”) of the board of directors of CMFT (the “CMFT Board”), the CMFT Board has (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of CMFT, and (b) authorized and approved this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, CMFT, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to approve this Agreement and the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, CCPT V and CCPT V Advisor have entered into a Termination Agreement, which sets forth the terms on which the CCPT V Advisory Agreement shall terminate effective as of the Merger Effective Time; and

WHEREAS, each of the Parties desires to make certain representations, warranties, covenants and agreements in connection with the Merger, and to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1    Definitions.

(a)    For purposes of this Agreement:

“Acceptable NDA” means a confidentiality agreement with a term of at least one year and terms (including a standstill provision substantially similar to the standstill provision contained in the Confidentiality Agreement) that are not materially less favorable in the aggregate to CCPT V than the Confidentiality Agreement.

“Action” means any claim, action, cause of action, demand, suit, litigation, investigation, audit, proceeding, arbitration, mediation, interference, audit, assessment, hearing, or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before any Governmental Authority).

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. Notwithstanding the foregoing, (i) CMFT and Merger Sub shall not be deemed Affiliates of CCPT V and (ii) CCPT V and CCPT V Advisor and their respective subsidiaries, and Cole Office & Industrial REIT (CCIT II), Inc. and Cole Office & Industrial REIT (CCIT III), Inc. and their respective advisors and subsidiaries, shall not be deemed Affiliates of CMFT or Merger Sub.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (other than an Acceptable NDA) relating to any Acquisition Proposal.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977 and (ii) any applicable anti-bribery, anti-money laundering, anti-corruption or similar Law of any other jurisdiction.

“Benefit Plan” means, with respect to a Person, any benefit or compensation plan, program, policy, practice, Contract or other obligation, whether or not funded, that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by such Person or any of its subsidiaries including, but not limited to, “employee benefit plans” (within the meaning of Section 3(3) of ERISA), and any employment, consulting, termination, severance, change in control, separation, retention equity option, equity appreciation rights, restricted equity, phantom equity, equity-based compensation, profits interest unit, outperformance, equity purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy, practice, understanding or other arrangement, whether or not subject to ERISA.

“Business Day” means any day ending at 11:59 p.m., New York City time, other than a Saturday, Sunday or any day on which the SDAT or banks located in New York, New York are authorized or required by Law to be closed.

“CCIT II Merger Agreement” means the Agreement and Plan of Merger, dated as of August 30, 2020, by and among CMFT, Thor II Merger Sub, LLC and Cole Office & Industrial REIT (CCIT II) Inc.

“CCPT V Advisor” means Cole REIT Management V, LLC, a Delaware limited liability company and the external investment advisor to CCPT V.

“CCPT V Advisory Agreement” means the Advisory Agreement, dated as of March 17, 2014, by and between CCPT V and CCPT V Advisor, as amended by the First Amendment thereto, dated as of August 2, 2017, and as further amended by the Termination Agreement.

“CCPT V Bylaws” means the Amended and Restated Bylaws of CCPT V, dated as of February 7, 2014.

“CCPT V Charter” means the charter of CCPT V.

“CCPT V Common Stock” means the CCPT V Class A Common Stock and CCPT V Class T Common Stock.

“CCPT V Equity Incentive Plan” means the CCPT V 2018 Equity Incentive Plan.

“CCPT V Governing Documents” means the CCPT V Bylaws, the CCPT V Charter, the certificate of limited partnership of CCPT V Operating Partnership, dated as of June 17, 2013, and the CCPT V Partnership Agreement.

“CCPT V Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of CCPT V and the CCPT V Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impair the ability of CCPT V to consummate the Merger before the Outside Date; provided, however, that the following shall not be deemed to constitute, or be taken into account in determining, whether a CCPT V Material Adverse Effect has occurred: (A) any failure of CCPT V to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a CCPT V Material Adverse Effect), (B) any changes that generally affect the retail real estate industry in which CCPT V and the CCPT V Subsidiaries operate, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the taking of any action expressly required by this Agreement, (G) earthquakes, hurricanes, floods or other natural disasters, (H) any epidemic, pandemic or disease outbreak (including COVID-19 or any quarantine, shelter in place, stay at home, workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, policy, guideline or recommendation by any Governmental Authority in connection with, or in response to, COVID-19 (“COVID-19 Measures”)) and any material worsening of any epidemic, pandemic or disease outbreak threatened or existing as of the date hereof or any shutdown or material limiting of certain United States or foreign federal, state or local government services, declaration of martial law, quarantine or similar directive, guidance, policy or other similar action by any Governmental Authority in connection with any epidemic, pandemic or disease outbreak, or (I) changes or prospective changes in GAAP or in any Law of general applicability unrelated to the Merger (or the interpretation or enforcement of the foregoing), provided, further, that if any event described in any of clauses (B), (C), (D), (E), (G), (H) and (I) has had a disproportionate adverse impact on CCPT V and the CCPT V Subsidiaries, taken as a whole, relative to others in the retail real estate industry in the geographic regions in which CCPT V and the CCPT V Subsidiaries operate, then the incremental impact of such event shall be taken into account for the purpose of determining whether a CCPT V Material Adverse Effect has occurred.

“CCPT V Operating Partnership” means Cole Operating Partnership V, LP, a Delaware limited partnership and the operating partnership of CCPT V.

“CCPT V Partnership Agreement” means the Agreement of Limited Partnership of CCPT V Operating Partnership, dated as of February 7, 2014.

“CCPT V Properties” means each real property, or interest therein, owned, or leased (including ground leased) as lessee or sublessee, by CCPT V or any CCPT V Subsidiary as of the date of this Agreement (including all of CCPT V’s or any CCPT V Subsidiary’s right, title and interest in and to buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“CCPT V Subsidiary” means (i) any corporation of which more than fifty percent (50%) of the outstanding voting securities is, directly or indirectly, owned by CCPT V, and (ii) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by CCPT V or of which CCPT V or any CCPT V Subsidiary is a general partner, manager, managing member or the equivalent, including the CCPT V Operating Partnership.

“Charter Amendment” means that amendment to the CCPT V Charter, substantially in the form attached hereto as Exhibit A.

“CMFT Charter” means the charter of CMFT.

“CMFT Equity Incentive Plan” means CMFT’s 2018 Equity Incentive Plan, as may be amended.

“CMFT Governing Documents” means (i) the Amended and Restated Bylaws of CMFT, adopted effective as of August 14, 2019, (ii) the CMFT Charter, (iii) the Certificate of Limited Partnership, dated as of July 27, 2010, as amended on September 21, 2010, May 19, 2011 and August 15, 2019, of the CMFT Operating Partnership and (iv) the Amended and Restated Agreement of Limited Partnership of the CMFT Operating Partnership, dated as of January 20, 2012, as amended by the First Amendment thereto, dated as of August 15, 2019.

“CMFT Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of CMFT and the CMFT Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impair the ability of CMFT to consummate the Merger before the Outside Date; provided, however, that the following shall not be deemed to constitute, or be taken into account in determining, whether a CMFT Material Adverse Effect has occurred: (A) any failure of CMFT to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a CMFT Material Adverse Effect), (B) any changes that generally affect the retail real estate industry in which CMFT and the CMFT Subsidiaries operate, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the taking of any action expressly required by this Agreement, (G) earthquakes, hurricanes, floods or other natural disasters, (H) any epidemic, pandemic or disease outbreak (including COVID-19 or any COVID-19 Measures), and any material worsening of any epidemic, pandemic or disease outbreak threatened or existing as of the date hereof, or any shutdown or material limiting of certain United States or foreign federal, state or local government services, declaration of martial law, quarantine or similar directive, guidance, policy or other similar action by any Governmental Authority in connection with any epidemic, pandemic or disease outbreak, or (I) changes or prospective changes in GAAP or in any Law of general applicability unrelated to the Merger (or the interpretation or enforcement of the foregoing), provided, further, that if any event described in any of clauses (B), (C), (D), (E), (G), (H) and (I) has had a disproportionate adverse impact on CMFT and the CMFT Subsidiaries, taken as a whole, relative to others in the retail real estate industry in the geographic regions in which CMFT and the CMFT Subsidiaries operate, then the incremental impact of such event shall be taken into account for the purpose of determining whether a CMFT Material Adverse Effect has occurred.

“CMFT Operating Partnership” means CIM Real Estate Finance Operating Partnership, LP, a Delaware limited partnership and the operating partnership of CMFT.

“CMFT Properties” means each real property, or interest therein, owned, or leased (including ground leased) as lessee or sublessee, by CMFT or any CMFT Subsidiary as of the date of this Agreement (including all of CMFT’s or any CMFT Subsidiary’s right, title and interest in and to buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“CMFT Subsidiary” means (i) any corporation of which more than fifty percent (50%) of the outstanding voting securities is directly or indirectly owned by CMFT and (ii) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is directly or indirectly owned by CMFT or of which CMFT or any CMFT Subsidiary is a general partner, manager, managing member or the equivalent, including the CMFT Operating Partnership.

“Code” means the Internal Revenue Code of 1986.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of July 8, 2020, as may be amended, by and between CMFT and CCPT V.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, guaranty, binding commitment or other obligation.

“Eligible Shares” means each share of CCPT V Common Stock outstanding immediately prior to the Merger Effective Time, other than Excluded Shares and the CCPT V Restricted Share Awards.

“Environmental Law” means any Law (including common law) relating to the investigation, pollution (or cleanup or other remediation thereof), restoration or protection of the natural resources, endangered or threatened species, or environment (including ambient air, soil, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to (i) the use, handling, presence, transportation, treatment, generation, processing, recycling, remediation, storage, disposal, release or discharge of Hazardous Substances and (ii) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“Environmental Permit” means any permit, approval, license, exemption, action, consent or other authorization issued, granted, given, authorized by or required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Exchange Ratio” means 2.691 shares of CMFT Common Stock for each share of CCPT V Common Stock, as such ratio may be adjusted in accordance with Section 3.1(b).

“Excluded Shares” means all shares of CCPT V Common Stock held, as of immediately prior to the Merger Effective Time, by any Wholly Owned CCPT V Subsidiary, CMFT or any Wholly Owned CMFT Subsidiary.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other agreements and documents contemplated hereby, the preparation, printing, filing and mailing of the Proxy Statement, the preparation, printing and filing of the Form S-4 and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approval, obtaining any third party consents, making any other filings with the SEC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“Full Termination Payment” means $9,170,000.

“Fundamental Representations” means the representations and warranties contained in Section 4.1 (Organization and Qualification; Subsidiaries); Section 4.2 (Authority; Approval Required); Section 4.3(a)(i) (No Conflict; Required Filings and Consents); Section 4.4 (Capital Structure); Section 4.5(h) (Investment Company Act); Section 4.13(b) (Taxes); Section 4.18 (Brokers); Section 4.19 (Opinion of Financial Advisor); Section 4.20 (Takeover Statutes; Appraisal Rights); Section 5.1 (Organization and Qualification; Subsidiaries); Section 5.2 (Authority); Section 5.3(a)(i) (No Conflict; Required Filings and Consents); Section 5.4 (Capital Structure); Section 5.5(h) (Investment Company Act); Section 5.13(b) (Taxes); Section 5.17 (Brokers); and Section 5.18 (Takeover Statutes; Appraisal Rights).

“GAAP” means the United States generally accepted accounting principles.

“Go Shop Termination Payment” means $4,170,000.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, body, department, self-regulatory organization, arbitration panel or similar entity or subdivision thereof.

“Hazardous Substances” means (i) those materials, substances, chemicals, wastes, products, compounds, solid, liquid, gas, minerals in each case, whether naturally occurred or man-made, that is listed, designated, classified or regulated as hazardous or toxic under any Environmental Law; (ii) petroleum and petroleum-derived products, including crude oil and any fractions thereof, and lead-containing paint or plumbing; and (iii) polychlorinated biphenyls, urea formaldehyde foam insulation, mold, methane, asbestos in any form, radioactive materials or wastes and radon.

“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) net cash payment obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (viii) any agreement to provide any of the foregoing.

“Intellectual Property” means all United States and foreign (i) patents, patent applications and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and rights in copyrightable works, (iv) rights in confidential and proprietary information, including trade secrets, know-how, ideas, formulae, invention disclosure, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” means (i) with respect to CCPT V, the actual knowledge of the persons named in Section 1.1(a) of the CCPT V Disclosure Letter and (ii) with respect to CMFT, the actual knowledge of the persons named in Section 1.1(a) of the CMFT Disclosure Letter.

“Law” means any and all domestic (federal, state or local) or foreign laws, statutes, common laws, rules, ordinances, codes, regulations and Orders promulgated by any Governmental Authority.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, hypothecation, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership; other than transfer restrictions arising under applicable securities Laws.

“Order” means a judgment, writ, stipulation, injunction, order or decree of any Governmental Authority.

“Permitted Liens” means any of the following: (i) Liens for current Taxes or governmental assessments, charges or claims of payment not yet delinquent or that are being contested in good faith and for which adequate accruals or reserves have been established as of the date of this Agreement; (ii) Liens that are carriers’, suppliers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other similar Liens arising in the ordinary course of business if the underlying obligations are not delinquent, or are being contested in good faith; (iii) with respect to any real property, Liens that are zoning, building or other regulations, requirements, entitlements or other land use or environmental regulations by any Governmental Authority that do not materially impact the use of the real property as currently conducted; (iv) with respect to CCPT V, Liens that are disclosed on Section 4.10 of the CCPT V Disclosure Letter, and with respect to CMFT, Liens that are disclosed on Section 5.10 of the CMFT Disclosure Letter; (v) with respect to CCPT V or CMFT, as applicable, Liens that are disclosed in the most recent Quarterly Report on Form 10-Q filed by such Person; (vi) with respect to CCPT V, Liens arising pursuant to any CCPT V Material Contract or, with respect to CMFT, Liens arising pursuant to any CMFT Material Contract; (vii) with respect to any real property of CCPT V or CMFT, Liens that are recorded in a public record or disclosed on existing title policies made available to the other Party prior to the date hereof and any unrecorded easements (including reciprocal easement agreements), rights of way and other similar restrictions; and (viii) with respect to CCPT V or CMFT, as applicable, Liens that were incurred in the ordinary course of business since December 31, 2019 and that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of such Party and its subsidiaries, taken as a whole.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Proxy Statement” means the proxy statement relating to the Stockholders Meeting together with any amendment or supplements thereto.

“REIT” means a “real estate investment trust” within the meaning of Section 856 of the Code.

“REIT Opinion Counsel” means Morris, Manning & Martin LLP.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the U.S. Securities Act of 1933.

“Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of CCPT V Common Stock entitled to vote at the Stockholders Meeting on the Merger and Charter Amendment; provided, however, that, for purposes of approving the Merger, the outstanding shares of CCPT V Common Stock entitled to vote shall exclude any shares of CCPT V Common Stock that are owned by (i) the CCPT V Advisor, (ii) any director of CCPT V, (iii) any Person directly or indirectly owning, controlling or holding, with the power to vote, ten percent or more of the outstanding voting securities of the CCPT V Advisor, (iv) any Person of which the CCPT V Advisor or any director of CCPT V directly or indirectly owns, controls or holds, with the power to vote, ten percent or more of the outstanding voting securities, (v) any Person directly or indirectly controlling, controlled by or under common control with the CCPT V Advisor, (vi) any executive officer, director, trustee or general partner of the CCPT V Advisor or (vii) any legal entity for which the CCPT V Advisor or any director of CCPT V acts as an executive officer, director, trustee or general partner.

“Stockholders Meeting” means the meeting of the holders of shares of CCPT V Common Stock exclusively for the purpose of seeking the Stockholder Approval, including any postponement or adjournment thereof.

“Tax” or “Taxes” means any federal, state, local and foreign income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts by the U.S. or any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or any other basis.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Payment” means either the Go Shop Termination Payment or the Full Termination Payment, as applicable.

“Transaction Opinion Counsel” means Sullivan & Cromwell LLP.

“Wholly Owned CCPT V Subsidiary” means the CCPT V Operating Partnership and any wholly owned subsidiary of CCPT V or the CCPT V Operating Partnership.

“Wholly Owned CMFT Subsidiary” means CMFT Operating Partnership and any wholly owned subsidiary of CMFT or the CMFT Operating Partnership.

(b)    In addition to the terms defined in Section 1.1(a), the following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Term	Location of Definition
Acquisition Proposal	Section 7.3(k)(i)
Adverse Recommendation Change	Section 7.3(e)

Defined Term	Location of Definition
Additional Indemnification Agreements	Section 7.7(a)
Agreement	Preamble
Articles of Merger	Section 2.3
CCPT V	Preamble
CCPT V Board	Recitals
CCPT V Board Recommendation	Section 4.2(c)
CCPT V Change Notice	Section 7.3(f)(i)
CCPT V Class A Common Stock	Section 4.4(a)
CCPT V Class T Common Stock	Section 4.4(a)
CCPT V Disclosure Letter	Article 4
CCPT V Financial Advisor	Section 4.19
CCPT V Insurance Policies	Section 4.15
CCPT V Material Contracts	Section 4.12(a)
CCPT V Permits	Section 4.8(a)
CCPT V Preferred Stock	Section 4.4(a)
CCPT V Restricted Share Award	Section 3.2(a)
CCPT V SEC Documents	Section 4.5(a)
CCPT V Special Committee	Recitals
CCPT V Subsidiary Partnership	Section 4.13(g)
CCPT V Tax Protection Agreements	Section 4.13(g)
CCPT V Terminating Breach	Section 9.1(d)(i)
CCPT V Voting Debt	Section 4.4(c)
Closing	Section 2.2
Closing Date	Section 2.2
CMFT	Preamble
CMFT Board	Recitals
CMFT Common Stock	Section 5.4(a)
CMFT Disclosure Letter	Article 5
CMFT Insurance Policies	Section 5.14
CMFT Material Contract	Section 5.12
CMFT Permits	Section 5.8(a)
CMFT Preferred Stock	Section 5.4(a)
CMFT SEC Documents	Section 5.5(a)
CMFT Special Committee	Recitals
CMFT Subsidiary Partnership	Section 5.13(j)
CMFT Tax Protection Agreement	Section 5.13(j)
CMFT Terminating Breach	Section 9.1(c)(i)
CMFT Voting Debt	Section 5.4(c)
Escrow Agreement	Section 9.3(f)
Form S-4	Section 7.1(a)
Go Shop Bidder	Section 7.3(a)
Go Shop Period End Time	Section 7.3(a)
Indemnified Parties	Section 7.7(a)
Interim Period	Section 6.1(a)

Defined Term	Location of Definition
Intervening Event	Section 7.3(k)(ii)
Merger	Recitals
Merger Consideration	Section 3.1(a)(i)
Merger Effective Time	Section 2.3
Merger Sub	Preamble
MGCL	Recitals
MLLCA	Recitals
Other Merger Agreements	Section 7.3(b)
Outside Date	Section 9.1(b)(i)
Party(ies)	Preamble
Permits	Section 4.8(a)
Qualified REIT Subsidiary	Section 4.1(c)
Qualifying REIT Income	Section 9.3(f)(i)
Registered Securities	Section 7.1(a)
Sarbanes-Oxley Act	Section 4.5(a)
SDAT	Section 2.3
Superior Proposal	Section 7.3(k)(iii)
Surviving Entity	Section 2.1
Takeover Statutes	Section 4.20
Taxable REIT Subsidiary	Section 4.1(c)
Termination Payee	Section 9.3(e)
Termination Payor	Section 9.3(e)
Transfer Agent	Section 3.3(a)
Transfer Taxes	Section 7.10(d)

Section 1.2    Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)    when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)    the table of contents and headings in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)    whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limiting the generality of the foregoing” unless expressly provided otherwise;

(d)    “or” shall be construed in the inclusive sense of “and/or”;

(e)    the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(f)    all references herein to “$” or dollars shall refer to United States dollars;

(g)    no specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty;

(h)    it is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative;

(i)    the phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” and shall refer to business similar in nature and magnitude to actions customarily taken without any authorization by the board of directors in the course of normal day-to-day operations, subject to any commercially reasonable modifications to past practice made in good faith to respond to the actual or anticipated effects of COVID-19 or any COVID-19 Measures;

(j)    references to a Person are also to its successors and permitted assigns;

(k)    except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith; and

(l)    the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

ARTICLE 2

THE MERGER

Section 2.1    The Merger; Other Transactions. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and MLLCA, at the Merger Effective Time, CCPT V shall be merged with and into Merger Sub, whereupon the separate existence of CCPT V will cease, with Merger Sub surviving the Merger (Merger Sub, as the surviving entity upon consummation of the Merger, the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly owned subsidiary of CMFT. The Merger shall have the effects set forth in the applicable provisions of the MGCL, the MLLCA and this Agreement.

Section 2.2    Closing. The closing of the Merger (the “Closing”) will take place (a) by electronic exchange of documents and signatures at 10:00 a.m., New York City time, no later than the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as those conditions are reasonably capable of being satisfied), but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), or (b) such physical location or other date as may be agreed in writing by CCPT V and CMFT. The date on which Closing actually takes place is referred to herein as the “Closing Date.”

Section 2.3    Effective Time. On the Closing Date, CCPT V, CMFT and Merger Sub shall (a) cause articles of merger with respect to the Merger to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL and the MLLCA (the “Articles of Merger”) and (b) make any other filings, recordings or publications required to be made by CCPT V, CMFT or the Surviving Entity under the MGCL or MLLCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are accepted for record by the SDAT or on such other date and time (not to exceed thirty (30) days after the Articles of Merger are accepted for record by the SDAT) as specified in the Articles of Merger (such date and time, the “Merger Effective Time”), it being understood and agreed that the Parties shall cause the Merger Effective Time to occur on the Closing Date.

Section 2.4    Organizational Documents of the Surviving Entity.

(a)    At the Merger Effective Time, the CMFT Charter shall remain in effect as the charter of CMFT until thereafter amended in accordance with applicable Law and the applicable provisions of the CMFT Charter.

(b)    At the Merger Effective Time and by virtue of the Merger, (i) the articles of organization of Merger Sub as in effect immediately prior to the Merger Effective Time shall be the articles of organization of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such articles of organization, and (ii) the operating agreement of Merger Sub as in effect immediately prior to the Merger Effective Time shall be the operating agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of the Surviving Entity’s articles of organization and operating agreement.

Section 2.5    Tax Treatment of Merger. The Parties intend that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall be, and is hereby adopted as, a plan of reorganization for purposes of Section 354 and 361 of the Code. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state of local Law), all Parties shall file all United States federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Merger described in this Section 2.5, and no Party shall take a position inconsistent with such treatment.

ARTICLE 3

EFFECTS OF THE MERGER

Section 3.1    Effects of the Merger.

(a)    The Merger. At the Merger Effective Time and by virtue of the Merger and without any further action on the part of CCPT V, CMFT or Merger Sub or the holders of any securities of CCPT V, CMFT or Merger Sub:

(i)    Subject to Section 3.1(b) and Section 3.4, each Eligible Share will be converted into the right to receive from CMFT the number of shares of CMFT Common Stock equal to the Exchange Ratio, subject to the treatment of fractional shares of CMFT Common Stock in accordance with Section 3.1(d) (the “Merger Consideration”);

(ii)    All Eligible Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except for the right to receive the Merger Consideration therefor in accordance with this Agreement;

(iii)    All Excluded Shares shall automatically be cancelled and shall cease to exist, and no Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto, in connection with or as a consequence of the Merger; and

(iv)    Each membership interest of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall remain outstanding and, collectively, shall constitute the only issued and outstanding membership interests of the Surviving Entity.

(b)    Adjustment of the Merger Consideration. Between the date of this Agreement and the Merger Effective Time, if the issued and outstanding shares of CCPT V Common Stock, securities convertible or exchangeable into or exercisable for shares of CCPT V Common Stock, shares of CMFT Common Stock or securities convertible or exchangeable into or exercisable for shares of CMFT Common Stock shall have been changed into a different number of shares or other securities or a different class by reason of any stock split (whether forward or reverse), combination, reclassification, reorganization, recapitalization, distribution, merger or exchange or other similar transaction, or a stock dividend having a record date within such period shall have been declared, then (without limiting any other rights of the Parties hereunder), the Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such change, and thereafter all references to the Exchange Ratio shall be deemed to be the Exchange Ratio as so adjusted. For the avoidance of doubt, (i) no adjustment shall be made pursuant to this Section 3.1(b) for any shares of CMFT Common Stock issued pursuant to CMFT’s distribution reinvestment plan and (ii) nothing in this Section 3.1(b) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

(c)    Transfer Books. From and after the Merger Effective Time, the share transfer books of CCPT V shall be closed, and thereafter there shall be no further registration of transfers of CCPT V Common Stock. From and after the Merger Effective Time, Persons who held outstanding shares of CCPT V Common Stock immediately prior to the Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for in this Agreement or by applicable Law.

(d)    Fractional Shares. Notwithstanding anything to the contrary in this Agreement, no fractional shares of CMFT Common Stock less than 1/1,000th of a share shall be issued pursuant to this Agreement and, in lieu thereof, such fractional shares a Person would otherwise be entitled to receive pursuant to this Agreement, but for this Section 3.1(d), shall be aggregated and rounded up to the nearest 1/1,000th of a share.

Section 3.2    CCPT V Restricted Share Awards.

(a)    As of the Merger Effective Time, each restricted share of CCPT V Class A Common Stock granted under the CCPT V Equity Incentive Plan, whether vested or unvested, issued and outstanding as of immediately prior to the Merger Effective Time (a “CCPT V Restricted Share Award”) shall, by virtue of the Merger and without any further action on the part of CCPT V, CMFT or Merger Sub or the holder of any such securities, cease to represent a restricted share of CCPT V Class A Common Stock, and each holder thereof shall cease to have any rights with respect thereto, except for the right to receive the Merger Consideration, subject to the terms and conditions of Section 3.1(a)(i), as if the shares of CCPT V Class A Common Stock subject to such CCPT V Restricted Share Award were Eligible Shares; provided, however, for the avoidance of doubt, amounts deductible pursuant to and in accordance with Section 3.4 shall include such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax laws with respect to the lapsing of any restrictions on CCPT V Restricted Share Awards.

(b)    Prior to or at the Merger Effective Time, CCPT V, the CCPT V Board, CMFT, and the CMFT Board shall adopt any resolutions and take any actions necessary to (i) effectuate the provisions of this Section 3.2 and (ii) with respect to CCPT V, to terminate the CCPT V Equity Incentive Plan effective as of the Merger Effective Time and ensure that from and after the Merger Effective Time neither CMFT nor the Surviving Entity will be required to deliver shares of CCPT V Common Stock or other capital stock of CCPT V to any Person pursuant to or in settlement of any equity awards of CCPT V.

Section 3.3    Exchange Procedures.

(a)    As soon as reasonably practicable after the Merger Effective Time, CMFT shall cause DST Systems, Inc., or any successor transfer agent of CMFT (the “Transfer Agent”), to record on the stock records of CMFT the issuance of shares of CMFT Common Stock (including any fractional shares thereof) equal to the Merger Consideration that is issuable to each holder of Eligible Shares pursuant to Section 3.1 and each holder of CCPT V Restricted Share Awards pursuant to Section 3.2. For the avoidance of doubt, payment of the Merger Consideration shall only be made to the Person in whose name the relevant Eligible Shares are registered in the stock transfer books of CCPT V as of the Merger Effective Time.

(b)    None of CMFT, CCPT V, the Surviving Entity, the Transfer Agent, or any employee, officer, director, agent or Affiliate of such entities, shall be liable to any Person in respect of any Merger Consideration (or the appropriate portion thereof) that has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts so delivered that remain unclaimed by holders of Eligible Shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of CMFT free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

(c)    No interest shall be paid or accrued on the Merger Consideration (or any amounts in respect thereof, including any dividends payable on shares of CMFT Common Stock) for the benefit of holders of Eligible Shares or CCPT V Restricted Share Awards.

Section 3.4    Withholding Rights. Each and any of CMFT, CCPT V, the Surviving Entity or the Transfer Agent, or any of their agents, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any holder of CCPT V Common Stock such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be timely paid to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.5    Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 3.6    General Effects of the Merger. At the Merger Effective Time, the effect of the Merger shall be as set forth in this Agreement and the Articles of Merger and as provided in the applicable provisions of the MGCL and the MLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all of the property, rights, privileges, powers and franchises of CCPT V and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of CCPT V and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF CCPT V

Except as set forth in (a) the disclosure letter prepared by CCPT V and delivered by CCPT V to CMFT and Merger Sub prior to the execution and delivery of this Agreement (the “CCPT V Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the CCPT V Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face, or (b) the CCPT V SEC Documents publicly filed with or publicly furnished to the SEC on or after December 31, 2019 and prior to the date of this Agreement, excluding any information or documents incorporated by reference therein or filed as exhibits thereto and any disclosures set forth or referenced in any risk factor section, forward-looking statements section or in any other section therein to the extent they are forward-looking statements or cautionary, non-specific, predictive or forward-looking in nature (and then only to the extent that the relevance of any disclosed event, item or occurrence in such filings to a matter covered by a representation or warranty set forth in this Article 4 is reasonably apparent on its face), CCPT V hereby represents and warrants as of the date hereof (except to the extent that such representations and warranties expressly relate to another date, in which case as of such other date) to CMFT and Merger Sub that:

Section 4.1    Organization and Qualification; Subsidiaries.

(a)    CCPT V is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. CCPT V is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a CCPT V Material Adverse Effect.

(b)    Each CCPT V Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each CCPT V Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a CCPT V Material Adverse Effect.

(c)    Section 4.1(c) of the CCPT V Disclosure Letter sets forth a true and complete list of the CCPT V Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which CCPT V and the CCPT V Subsidiaries are qualified or licensed to do business, and the percentage of interest held, directly or indirectly, by CCPT V in each CCPT V Subsidiary, including a list of each CCPT V Subsidiary that is (i) a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”), (ii) a “taxable REIT subsidiary” within the meaning of Section 856(1) of the Code (each a “Taxable REIT Subsidiary”) and (iii) an entity taxable as a corporation under the Code that is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d)    Neither CCPT V nor any CCPT V Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the CCPT V Subsidiaries and investments in short-term investment securities).

(e)    CCPT V has made available to CMFT complete and correct copies of the CCPT V Governing Documents, which are in full force and effect as of the date of this Agreement. Each of CCPT V and the CCPT V Operating Partnership is in compliance with the terms of its CCPT V Governing Documents. True and complete copies of CCPT V’s and the CCPT V Operating Partnership’s minute books, as applicable, since January 1, 2017 have been made available by CCPT V to CMFT.

(f)    CCPT V has not exempted any “Person” from the “Aggregate Share Ownership Limit” or the “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the CCPT V Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 4.2    Authority; Approval Required.

(a)    CCPT V has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject only to receipt of the Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by CCPT V and the consummation by CCPT V of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of CCPT V are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject to receipt of the Stockholder Approval, the filing of Articles of Amendment relating to the Charter Amendment with, and acceptance for record of such Articles of Amendment, by the SDAT and the filing of the Articles of Merger with, and acceptance for record of such Articles of Merger by, the SDAT.

(b)    This Agreement has been duly executed and delivered by CCPT V and, assuming due authorization, execution and delivery by CMFT and Merger Sub, constitutes a legally valid and binding obligation of CCPT V, enforceable against CCPT V in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)    On the recommendation of the CCPT V Special Committee, the CCPT V Board (including a majority of “Independent Directors” (as such term is defined in the CCPT V Charter)) not otherwise interested in the Merger has (i) determined that the terms of this Agreement, the Merger, the Charter Amendment and the other transactions contemplated by this Agreement are advisable and in the best interest of CCPT V and, with respect to this Agreement and the Merger, are fair and reasonable to CCPT V, and on terms and conditions no less favorable to CCPT V than those available from unaffiliated third parties, (ii) approved and authorized this Agreement, the Merger, the Charter Amendment and the other transactions contemplated by this Agreement, (iii) directed that the Merger and the Charter Amendment be submitted to a vote of the holders of CCPT V Common Stock and (iv) except as may be permitted pursuant to Section 7.3, resolved to include the CCPT V Board recommendation to holders of CCPT V Common Stock to vote in favor of approval of the Merger and the Charter Amendment (such recommendation, the “CCPT V Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d)    The Stockholder Approval is the only vote of the holders of securities of CCPT V or the CCPT V Operating Partnership required to approve the Merger, the Charter Amendment and the other transactions contemplated by this Agreement.

Section 4.3    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by CCPT V does not, and the performance of this Agreement and its obligations hereunder will not, (i) assuming receipt of the Stockholder Approval, conflict with or violate any provision of (A) the CCPT V Governing Documents or (B) any equivalent organizational or governing documents of any other CCPT V Subsidiary, (ii) assuming (solely with respect to performance of this Agreement) compliance with the matters referred to in Section 4.3(b), conflict with or violate any Law or Environmental Permit applicable to CCPT V or any CCPT V Subsidiary or by which any property or asset of CCPT V or any CCPT V Subsidiary is bound, or (iii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, or a default under, or give rise to any Lien, acceleration of remedies, right of termination, purchase, first offer or forced sale under, any Contract of CCPT V or any CCPT V Subsidiary or related to any of their respective properties, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a CCPT V Material Adverse Effect.

(b)    No filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by CCPT V or any CCPT V Subsidiary with, nor are any required to be made or obtained by, CCPT V or any CCPT V Subsidiary with or from any Governmental Authority in connection with the execution, delivery and performance of this Agreement by CCPT V and the CCPT V Subsidiaries and the consummation of the Merger or the other transactions contemplated hereby, or in connection with the continuing operation of the business of CCPT V and the CCPT V Subsidiaries following the Merger Effective Time, except (i) the filing of the Proxy Statement and Form S-4 and the declaration of effectiveness of the Form S-4 and such other reports under or compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Articles of Amendment relating to the Charter Amendment with, and the acceptance for record of such Articles of Amendment by, the SDAT, (iii) the filing of the Articles of Merger with, and the acceptance for record of such Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (iv) the filings and approvals as may be required by any applicable state securities or “blue sky” Laws and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, notifications or reports, individually or in the aggregate, would not reasonably be expected to have a CCPT V Material Adverse Effect. As of the date hereof, to the Knowledge of CCPT V, there is no reason why the necessary approvals referenced in clause (v) of the preceding sentence will not be received in order to permit consummation of the Merger on a timely basis.

Section 4.4    Capital Structure.

(a)    The authorized capital stock of CCPT V consists of 500,000,000 shares of capital stock, of which 245,000,000 shares are designated as Class A common stock, $0.01 par value per share (“CCPT V Class A Common Stock”), and 245,000,000 shares are designated as

Class T common stock, $0.01 par value per share (“CCPT V Class T Common Stock”), and 10,000,000 shares are designated as preferred stock, $0.01 par value per share (“CCPT V Preferred Stock”). At the close of business on August 28, 2020, (i) 14,966,753 shares of CCPT V Class A Common Stock (inclusive of 7,560 CCPT V Restricted Share Awards) and 1,982,240 shares of CCPT V Class T Common Stock were issued and outstanding, (ii) no shares of CCPT V Preferred Stock were issued and outstanding, (iii) 400,000 shares of CCPT V Class A Common Stock were reserved for issuance under the CCPT V Equity Incentive Plan and (iv) 392,440 shares of CCPT V Class A Common Stock remained available for grant under the CCPT V Equity Incentive Plan. All of the outstanding shares of capital stock of CCPT V are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws. Except as set forth in this Section 4.4(a), there is no other outstanding capital stock of CCPT V.

(b)    All of the outstanding shares of capital stock of each of the CCPT V Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the CCPT V Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued and holders thereof have no obligation to make any further payments solely by reason of their ownership thereof. All shares of capital stock of (or other ownership interests in) each of the CCPT V Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and, to the extent applicable, nonassessable. CCPT V owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the CCPT V Subsidiaries, including the CCPT V Operating Partnership, free and clear of all Liens, other than Permitted Liens, and free of preemptive rights. All of the units of interest in the CCPT V Operating Partnership are duly authorized and validly issued and were issued in compliance with applicable securities Laws.

(c)    There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of CCPT V or any CCPT V Subsidiary issued and outstanding (“CCPT V Voting Debt”). There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which CCPT V or any of the CCPT V Subsidiaries is a party or by which any of them is bound obligating CCPT V or any of the CCPT V Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of CCPT V or any CCPT V Subsidiary or securities convertible into or exchangeable for such shares or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, CCPT V Voting Debt or other equity interests.

(d)    Neither CCPT V nor any CCPT V Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of CCPT V or any of the CCPT V Subsidiaries. Neither CCPT V nor any CCPT V Subsidiary has granted any registration rights on any of its capital stock. No CCPT V Common Stock is owned by any CCPT V Subsidiary.

(e)    CCPT V does not have a “poison pill” or similar stockholder rights plan.

(f)    All dividends or other distributions on the shares of CCPT V Common Stock or units of interest of the CCPT V Operating Partnership and any material dividends or other distributions on any securities of any CCPT V Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends or other distributions have been publicly announced and are not yet due and payable).

Section 4.5    SEC Documents; Financial Statements; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a)    CCPT V has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, certifications, statements, schedules and reports required to be filed or furnished by CCPT V under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) since January 1, 2018 (the forms, documents, certifications, statements, schedules, reports (including the financial statements referenced in Section 4.5(e)) filed with the SEC since January 1, 2018, including those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “CCPT V SEC Documents”).

(b)    As of their respective filing dates, the CCPT V SEC Documents (i) complied, or with respect to CCPT V SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act, and (ii) did not, or with respect to CCPT V SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the CCPT V SEC Documents is, to the Knowledge of CCPT V, the subject of ongoing SEC review or threatened review, and CCPT V does not have any outstanding and unresolved comments from the SEC with respect to any CCPT V SEC Documents. None of the CCPT V SEC Documents is the subject of any confidential treatment request by CCPT V.

(c)    CCPT V has made available to CMFT complete and correct copies of all written correspondence between the SEC, on the one hand, and CCPT V, on the other hand, since December 31, 2018. No CCPT V Subsidiary is separately subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(d)    At all applicable times, CCPT V has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(e)    The consolidated audited and unaudited financial statements of CCPT V and the CCPT V Subsidiaries included, or incorporated by reference, in the CCPT V SEC Documents, including the related notes and schedules, (i) have been or will be, as the case may be, prepared from the books and records of CCPT V and CCPT V Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q or any successor form under the Exchange Act, which such adjustments are not, individually or in the aggregate, material to CCPT V) and (iv) fairly present, or will fairly present, as the case may be, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material, individually or in the aggregate), the consolidated financial position of CCPT V and the CCPT V Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows of CCPT V and the CCPT V Subsidiaries for the periods presented therein.

(f)    (A) CCPT V maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that material information required to be disclosed by CCPT V in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to CCPT V’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of CCPT V required under the Exchange Act with respect to such reports, and (B) such disclosure controls and procedures are effective in timely alerting CCPT V’s principal executive officer and principal financial officer to material information required to be included in CCPT V’s periodic reports required under the Exchange Act. CCPT V and CCPT V Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorizations, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) that accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. CCPT V has disclosed to CCPT V’s auditors and audit committee (and made summaries of such disclosures available to CMFT), based on the most recent evaluation by its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect CCPT V’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.

(g)    CCPT V is not, and none of the CCPT V Subsidiaries is, a party to, and neither CCPT V nor any CCPT V Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among CCPT V and any CCPT V Subsidiary, on the one hand, and any unconsolidated Affiliate of CCPT V or any CCPT V Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, CCPT V, any CCPT V Subsidiary or CCPT V’s or such CCPT V Subsidiary’s audited financial statements or other CCPT V SEC Documents.

(h)    Neither CCPT V nor any CCPT V Subsidiary is required to be registered as an investment company under the Investment Company Act.

(i)    CCPT V and CCPT V Subsidiaries (including in each case any of their officers and directors) have complied and are in compliance with applicable Anti-Corruption Laws. Neither CCPT V nor any CCPT V Subsidiary nor, to the Knowledge of CCPT V, any director, officer or Representative of CCPT V or any CCPT V Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made, taken or will take any action in furtherance of any direct or indirect unlawful payment, promise to pay or authorization or approval of the payment or giving of money, property or gifts of anything of value, directly or indirectly to any foreign or domestic government official or employee, (iii) made, offered or taken an act in furtherance of any direct or indirect unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, (iv) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (v) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, officer or tenant, or (vi) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts, in each case, in violation of any applicable Anti-Corruption Law. Neither CCPT V nor any CCPT V Subsidiary has received any written communication that alleges that CCPT V or any CCPT V Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 4.6    Absence of Certain Changes or Events. Since December 31, 2019 through the date of this Agreement, (a) CCPT V and each CCPT V Subsidiary have conducted their respective business in all material respects in the ordinary course of business consistent with past practice, (b) neither CCPT V nor any CCPT V Subsidiary has taken any action that would have been prohibited by Section 6.1(b) (Conduct of the Business of CCPT V) if taken from and after the date of this Agreement and (c) there has not been any CCPT V Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a CCPT V Material Adverse Effect.

Section 4.7    No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of CCPT V dated as of December 31, 2019 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2019, neither CCPT V nor any CCPT V Subsidiary has any liability or obligation (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a CCPT V Material Adverse Effect.

Section 4.8    Permits; Compliance with Law.

(a)    Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.11, which are addressed solely in that Section, CCPT V and each CCPT V Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority (“Permits”) necessary for CCPT V and each CCPT V Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof (the “CCPT V Permits”), and all such CCPT V Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the CCPT V Permits, individually, or in the aggregate, would not reasonably be expected to have a CCPT V Material Adverse Effect. CCPT V has paid all fees and assessments due and payable, in each case, in connection with all such Permits except where failure to pay, individually or in the aggregate, would not reasonably be expected to have a CCPT V Material Adverse Effect. No event has occurred with respect to any of the CCPT V Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such CCPT V Permits. Neither CCPT V nor any of the CCPT V Subsidiaries has received any notice indicating, nor to the Knowledge of CCPT V, is there any pending applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of CCPT V or the CCPT V Subsidiaries or the CCPT V Properties that impairs the validity of any CCPT V Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any CCPT V Permit, except where the impairment or revocation of any such CCPT V Permits, individually, or in the aggregate, would not reasonably be expected to have a CCPT V Material Adverse Effect.

(b)    Since January 1, 2018, neither CCPT V nor any CCPT V Subsidiary has been in conflict with, or in default or violation of, (i) any Law applicable to CCPT V or any CCPT V Subsidiary or by which any property or asset of CCPT V or any CCPT V Subsidiary is bound (except for compliance with Laws addressed in Section 4.10, Section 4.11, Section 4.13 and Section 4.16 which are solely addressed in those Sections) or (ii) any CCPT V Permits (except for the CCPT V Permits addressed in Section 4.11, which are solely addressed in that Section), except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a CCPT V Material Adverse Effect.

Section 4.9    Litigation. There is no material Action to which CCPT V or any CCPT V Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of CCPT V, threatened before any Governmental Authority and, to the Knowledge of CCPT V, there is no basis for any such Action. Neither CCPT V nor any CCPT V Subsidiary has been permanently or temporarily enjoined by any Order from engaging in or continuing to conduct the business of CCPT V or the CCPT V Subsidiaries. No Order has been issued in any proceeding to which CCPT V or any of the CCPT V Subsidiaries is or was a party, or, to the Knowledge of CCPT V, in any other proceeding, that enjoins or requires CCPT V or any of the CCPT V Subsidiaries to take action of any kind with respect to its businesses, assets or properties.

Section 4.10    Properties.

(a)    CCPT V has made available to CMFT a list of each parcel of real property currently owned or ground leased by CCPT V or any CCPT V Subsidiary, together with the applicable CCPT V Subsidiary owning or leasing such property. Except as would not reasonably be expected to be material to CCPT V or the CCPT V Subsidiaries, taken as a whole, CCPT V or a CCPT V Subsidiary has good, marketable and insurable indefeasible fee simple title or valid leasehold interest to each of the owned CCPT V Properties, free and clear of Liens, except for Permitted Liens. Except as would not reasonably be expected to have a CCPT V Material Adverse Effect, (i) neither CCPT V nor any CCPT V Subsidiary has received written notice of any uncured violation of any Law affecting any portion of any of the CCPT V Properties issued by any Governmental Authority and (ii) neither CCPT V nor any CCPT V Subsidiary has received written notice to the effect that there is any (A) condemnation or rezoning proceeding that is pending or, to the Knowledge of CCPT V, threatened with respect to any of the CCPT V Properties or (B) zoning, building or similar Law that is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the CCPT V Properties or by the continued maintenance, operation or use of the parking areas associated with the CCPT V Properties.

(b)    CCPT V has not received written notice of, nor does CCPT V have any Knowledge of, any latent defects or adverse physical conditions affecting any of the CCPT V Properties or the improvements thereon, except as has not had and would not reasonably be expected to have a CCPT V Material Adverse Effect.

(c)    CCPT V and the CCPT V Subsidiaries have good title to, or a valid and enforceable leasehold interest in, all personal assets owned, used or held for use by them except as would not reasonably be expected to be material to CCPT V or the CCPT V Subsidiaries, taken as a whole. Except as would not reasonably be expected to be material to CCPT V or the CCPT V Subsidiaries, taken as a whole, neither CCPT V’s nor the CCPT V Subsidiaries’ ownership of any such personal property is subject to any Liens, other than Permitted Liens.

(d)    A policy of title insurance has been issued for each CCPT V Property insuring, as of the effective date of such insurance policy, (i)(A) fee simple title interest held by CCPT V or the applicable CCPT V Subsidiary with respect to CCPT V Properties that are not subject to ground leases and (B) a valid leasehold estate held by CCPT V or the applicable CCPT V Subsidiary that are subject to ground leases and (ii) to the Knowledge of CCPT V, such insurance policies are in full force and effect.

Section 4.11    Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a CCPT V Material Adverse Effect: (i) no written notification, demand, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of CCPT V, is threatened, in each case relating to CCPT V or any of the CCPT V Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance; (ii) CCPT V and the CCPT V Subsidiaries are, and for the past year, have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) CCPT V and each of the CCPT V Subsidiaries is in possession of all Environmental Permits necessary for CCPT V and each CCPT V Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect; (iv) any and all Hazardous Substances disposed of by CCPT V and each CCPT V Subsidiary since January 1, 2015 were disposed in accordance with all applicable Environmental Laws and Environmental Permits; (v) CCPT V and the CCPT V Subsidiaries are not subject to any Order, determination or award by any Governmental Authority pursuant to any Environmental Laws, any Environmental Permit or with respect to any Hazardous Substance; and (vi) there are no liabilities or obligations of CCPT V or any of the CCPT V Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance, and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 4.12    Material Contracts.

(a)    Each Contract required to be filed (or incorporated by reference) as an exhibit to any CCPT V SEC Document filed on or after January 1, 2020 pursuant to Item 601(b)(1), (2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act has been so filed (or incorporated by reference) (such Contracts, together with those Contracts described in Section 4.12(b), “CCPT V Material Contracts”).

(b)    Other than the Contracts described in Section 4.12(a) and except for this Agreement, Section 4.12(b) of the CCPT V Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto, to which CCPT V or any CCPT V Subsidiary is a party or by which it is bound or to which any CCPT V Property or other material asset is subject, that:

(i)    obligates CCPT V or any CCPT V Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of two million five hundred thousand dollars ($2,500,000) and is not cancelable within ninety (90) days without material penalty to CCPT V or any CCPT V Subsidiary;

(ii)    contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that materially restricts the business of CCPT V or any CCPT V Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by CCPT V or any CCPT V Subsidiary or the geographic area in which CCPT V or any CCPT V Subsidiary may conduct business;

(iii)    obligates CCPT V or any CCPT V Subsidiary to indemnify any past or present directors, officers, or employees of CCPT V or any CCPT V Subsidiary, other than the CCPT V Governing Documents or any equivalent organizational or governing documents of any other CCPT V Subsidiary;

(iv)    constitutes (A) an Indebtedness obligation of CCPT V or any CCPT V Subsidiary with a principal amount as of the date hereof greater than fifty million dollars ($50,000,000) or (B) a Contract (including any so called take-or-pay or keepwell agreements) under which (1) any Person (including CCPT V or a CCPT V Subsidiary) has directly or indirectly guaranteed Indebtedness, liabilities or obligations of CCPT V or a CCPT V Subsidiary or (2) CCPT V or a CCPT V Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person (other than CCPT V or another CCPT V Subsidiary);

(v)    provides for the pending purchase or sale, option to purchase or sell or other right to purchase, sell, dispose of or ground lease (by merger, by purchase or sale of assets or stock, by lease or otherwise) (other than any right of first refusal or right of first offer) of (A) any real property (including any CCPT V Property or any portion thereof) or (B) any other asset of CCPT V or any CCPT V Subsidiary or equity interests of any Person, in the case of (A) and (B), with a purchase or sale price greater than two million five hundred thousand dollars ($2,500,000);

(vi)    constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(vii)    constitutes a loan to any Person (other than a Wholly Owned CCPT V Subsidiary) by CCPT V or any CCPT V Subsidiary;

(viii)    sets forth the operational or economic terms of a joint venture, partnership, limited liability company or strategic alliance of CCPT V or any CCPT V Subsidiary with a third party;

(ix)    prohibits the pledging of the capital stock of CCPT V or any CCPT V Subsidiary or prohibits the issuance of guarantees by any CCPT V Subsidiary;

(x)    contains covenants limiting the ability of CCPT V or any CCPT V Subsidiary to sell, transfer, pledge or otherwise, dispose of any material assets or business of CCPT V or any CCPT V Subsidiary;

(xi)    contains restrictions on the ability of CCPT V or any CCPT V Subsidiary to pay dividends or other distributions, other than the CCPT V Governing Documents or any equivalent organizational or governing documents of any other CCPT V Subsidiary;

(xii)    has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of two million five hundred thousand dollars ($2,500,000);

(xiii)    provides for the management or operation of any of the CCPT V Properties on behalf of CCPT V or any CCPT V Subsidiary by any third party;

(xiv)    is a lease, sublease, license or other rental agreement or occupancy agreement (written or verbal) which grants any possessory interest in and to any space situated on or in the CCPT V Properties or that otherwise gives rights with regard to the use of the CCPT V Properties pursuant to which CCPT V or any CCPT V Subsidiary expects to receive annualized rental income per year in excess of one million one hundred thirty thousand dollars ($1,130,000) as of June 30, 2020;

(xv)    is a ground lease under which CCPT V or a CCPT V Subsidiary holds a leasehold interest in the CCPT V Properties or any portion thereof;

(xvi)    provides a right of first refusal or right of first offer of any real property (including any CCPT V Property or any portion thereof) having annualized straight-line rents as of June 30, 2020 representing greater than 1.0% of CCPT V’s rental revenues for the year ended December 31, 2019; or

(xvii)    is both (A) not made in the ordinary course of business consistent with past practice and (B) material to CCPT V and the CCPT V Subsidiaries, taken as a whole.

(c)    Each CCPT V Material Contract is legal, valid, binding on and enforceable against CCPT V or the CCPT V Subsidiary that is a party thereto and, to the Knowledge of CCPT V, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as would not, individually or in the aggregate, reasonably be expected to be material to CCPT V and the CCPT V Subsidiaries, taken as a whole, CCPT V and each CCPT V Subsidiary has performed all obligations required to be performed by it under each CCPT V Material Contract and, to the Knowledge of CCPT V, each other party thereto has performed all obligations required to be performed by it under such CCPT V Material Contract. None of CCPT V, any CCPT V Subsidiary or, to the Knowledge of CCPT V, any other party thereto, is in breach or violation of, or default under, any CCPT V Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any CCPT V Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to be material to CCPT V and the CCPT V Subsidiaries, taken as a whole. Neither CCPT V nor any CCPT V

Subsidiary has received written notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any CCPT V Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a CCPT V Material Adverse Effect.

(d)    Since December 31, 2019, (i) neither CCPT V nor any CCPT V Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any CCPT V Material Contract, (ii) no party has exercised, or threatened to exercise, any force majeure or similar provision under any CCPT V Material Contract and (iii) no party has sought to, or threatened to, withhold or otherwise delay amounts payable to CCPT V or any CCPT V Subsidiary under any CCPT V Material Contract as a result of COVID-19 or the COVID-19 Measures (whether or not CCPT V or such CCPT V Subsidiary granted any forgiveness or deferral).

(e)    Neither CCPT V nor any CCPT V Subsidiary owes any termination, cancellation or other similar fees or any liquidated damages to any third party manager or operator.

Section 4.13    Taxes.

(a)    CCPT V and each CCPT V Subsidiary has timely filed with the appropriate Governmental Authority all U.S. federal and state income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are complete and correct in all material respects. CCPT V and each CCPT V Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. True and complete copies of all United States federal income Tax Returns that have been filed with the IRS by CCPT V and each CCPT V Subsidiary with respect to the taxable years ending on or after December 31, 2014 have been made available to CMFT. No written claim has been proposed by any Governmental Authority in any jurisdiction where CCPT V or any CCPT V Subsidiary do not file Tax Returns that CCPT V or any CCPT V Subsidiary is or may be subject to Tax by such jurisdiction.

(b)    Beginning with CCPT V’s taxable year ending on December 31, 2014, (i) CCPT V has been organized and operated in conformity with the requirements to qualify as a REIT under the Code, (ii) the current and proposed method of operation for CCPT V is expected to enable CCPT V to continue to meet the requirements for qualification as a REIT through and including CCPT V’s final taxable year ending with the Merger Effective Time (assuming the Closing of the Merger in accordance with the terms of this Agreement), and (iii) CCPT V has not taken any action that would, or omitted to take any action the omission of which would, reasonably be expected to result in CCPT V’s failure to qualify as a REIT, and no challenge to CCPT V’s status as a REIT is pending or threatened in writing.

(c)    (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or threatened in writing with regard to any material Taxes or material Tax Returns of CCPT V or any CCPT V Subsidiary; (ii) no deficiency for any material Taxes of

CCPT V or any CCPT V Subsidiary has been claimed, proposed or assessed, in each case, in writing by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith; (iii) neither CCPT V nor any CCPT V Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither CCPT V nor any CCPT V Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return, other than automatic extensions; and (v) neither CCPT V nor any CCPT V Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)    Each CCPT V Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been, since it became a CCPT V Subsidiary, treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code. No CCPT V Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary.

(e)    Neither CCPT V nor any CCPT V Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor has it disposed of any such asset during its current taxable year.

(f)    CCPT V and the CCPT V Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g)    There are no CCPT V Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of CCPT V threatened to raise, a material claim against CCPT V or any CCPT V Subsidiary for any breach of any CCPT V Tax Protection Agreements. As used herein, “CCPT V Tax Protection Agreements” means any written agreement to which CCPT V or any CCPT V Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a CCPT V Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company interests in a CCPT V Subsidiary Partnership, CCPT V or any CCPT V Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or

(D) only dispose of assets in a particular manner. As used herein, “CCPT V Subsidiary Partnership” means a CCPT V Subsidiary that is a partnership for United States federal income tax purposes.

(h)    There are no Tax Liens upon any property or assets of CCPT V or any CCPT V Subsidiary except Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i)    There are no Tax allocation or sharing agreements or similar arrangements (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes or any such agreement between or among solely CCPT V and the CCPT V Subsidiaries) with respect to or involving CCPT V or any CCPT V Subsidiary, and after the Closing Date neither CCPT V nor any CCPT V Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(j)    Neither CCPT V nor any CCPT V Subsidiary has requested or received any private letter ruling or other similar written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither CCPT V nor any CCPT V Subsidiary is subject to any such private letter ruling or other similar written ruling of a Governmental Authority.

(k)    Neither CCPT V nor any CCPT V Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any CCPT V Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), or otherwise.

(l)    Neither CCPT V nor any CCPT V Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m)    Neither CCPT V nor any CCPT V Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(n)    No written power of attorney that has been granted by CCPT V or any CCPT V Subsidiary (other than to CCPT V or a CCPT V Subsidiary) currently is in force with respect to any matter relating to material Taxes.

(o)    CCPT V does not own a direct or indirect interest in entity that is treated as a REIT for U.S. federal and applicable state and local income tax purposes.

(p)    CCPT V’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (I) CCPT V’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (II) CCPT V’s net capital gain for such year.

(q)    The CCPT V Operating Partnership is properly classified as a disregarded entity for U.S. federal and applicable state and local income tax purposes.

Section 4.14    Intellectual Property. Neither CCPT V nor any CCPT V Subsidiary: (a) owns any registered trademarks, patents or copyrights, (b) has any pending applications, registrations or recordings for any trademarks, patents or copyrights or (c) is a party to any Contracts with respect to use by CCPT V or any CCPT V Subsidiary of any trademarks or patents. Except as, individually or in the aggregate, would not reasonably be expected to have a CCPT V Material Adverse Effect, (i) no Intellectual Property used by CCPT V or any CCPT V Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) to CCPT V’s Knowledge, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of CCPT V or any CCPT V Subsidiary, and (iii) CCPT V and the CCPT V Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of CCPT V and the CCPT V Subsidiaries as it is currently conducted. Since January 1, 2018, neither CCPT V nor any CCPT V Subsidiary has received any written or, to the Knowledge of CCPT V, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party.

Section 4.15    Insurance. Section 4.15 of the CCPT V Disclosure Letter sets forth, for all material insurance policies and all material fidelity bonds of CCPT V and the CCPT V Subsidiaries, the general type of insurance, insurer, policy number and aggregate limit (the “CCPT V Insurance Policies”). All such insurance policies are in full force and effect and no written notice of cancellation or termination has been received by CCPT V or any CCPT V Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. Except as, individually, or in the aggregate, would not reasonably be expected to be material to CCPT V and the CCPT V Subsidiaries, taken as a whole, (a) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default under any CCPT V Insurance Policy, or permit termination or modification thereof, (b) all premiums currently due and payable under all CCPT V Insurance Policies have been paid, and (c) CCPT V and the CCPT V Subsidiaries have otherwise complied in all material respects with the terms and conditions of all CCPT V Insurance Policies.

Section 4.16    Benefit Plans.

(a)    Other than the CCPT V Equity Incentive Plan, CCPT V and the CCPT V Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither CCPT V nor any CCPT V Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b)    None of CCPT V, any CCPT V Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(c)    Neither CCPT V nor any CCPT V Subsidiary has, or has ever had, any employees.

Section 4.17    Related Party Transactions. Except as described in the publicly available CCPT V SEC Documents filed with or furnished to the SEC on or after January 1, 2018 and prior to the date hereof, no agreements, arrangements or understandings between CCPT V or any CCPT V Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among CCPT V and CCPT V Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.18    Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 4.18 of the CCPT V Disclosure Letter, pursuant to the terms of the engagement letter between CCPT V and such Person, true, correct and complete copies of which have been provided to CMFT prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of CCPT V or any CCPT V Subsidiary.

Section 4.19    Opinion of Financial Advisor. The CCPT V Special Committee has received the oral opinion (which opinion has been or will be confirmed in writing) of HFF Securities, L.P., an affiliate of Jones Lang LaSalle Americas, Inc. (the “CCPT V Financial Advisor”), to the effect that, as of the date of this Agreement and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of shares of the CCPT V Common Stock. CCPT V will deliver to CMFT a complete and correct copy of such opinion promptly after receipt thereof by the CCPT V Special Committee solely for informational purposes (though such delivery need not be prior to entering into this Agreement).

Section 4.20    Takeover Statutes; Appraisal Rights. Neither CCPT V nor any CCPT V Subsidiary is, nor at any time during the last two (2) years was, an “interested stockholder” of CMFT as defined in Section 3-601 of the MGCL. The CCPT V Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger and no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. Pursuant to the CCPT V Charter, no dissenters’, appraisal or similar rights are available to the holders of CCPT V Common Stock with respect to the Merger and the other transactions contemplated by this Agreement.

Section 4.21    COVID-19.

(a)    Each of CCPT V and the CCPT V Subsidiaries has complied with all applicable mandatory public health mandates announced by Governmental Authorities to address COVID-19, including the COVID-19 Measures, in all material respects.

(b)    Neither CCPT V nor any CCPT V Subsidiary has incurred any Indebtedness or received any funding (regardless of whether constituting Indebtedness), or applied for any such Indebtedness or funding, pursuant to the Coronavirus Aid, Relief, and Economic Security Act or any other economic relief or stimulus legislation or program, in each case related to COVID-19.

Section 4.22    No Other Representations and Warranties; Non-Reliance.

(a)    Except for the representations and warranties expressly set forth in this Article 4, or any document, agreement, certificate or other instrument contemplated by this Agreement, neither CCPT V nor any Person on behalf of CCPT V has made any representation or warranty, expressed or implied, with respect to CCPT V, any CCPT V Subsidiary, including their respective businesses, operations, assets (including the CCPT V Properties), liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), or the accuracy or completeness of any information regarding CCPT V or any CCPT V Subsidiary.

(b)    Notwithstanding anything contained in this Agreement to the contrary, CCPT V acknowledges and agrees with the representation of CMFT and Merger Sub in Section 5.21(a), and hereby acknowledges and confirms that, other than the representations and warranties expressly set forth in Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, (i) none of CMFT, Merger Sub or any other Person has made or is making, and (ii) CCPT V and its Representatives are not relying on, any representations or warranties relating to the CMFT or Merger Sub whatsoever, express or implied, by operation of law or otherwise, including any implied representation or warranty as to the accuracy or completeness of any information furnished or made available to CCPT V or any of its Representatives by CMFT, Merger Sub or their Representatives.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF CMFT AND MERGER SUB

Except as set forth in (a) the disclosure letter prepared by CMFT and Merger Sub and delivered by CMFT to CCPT V prior to the execution and delivery of this Agreement (the “CMFT Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the CMFT Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face, or (b) the CMFT SEC Documents publicly filed with or publicly furnished to the SEC on or after December 31, 2019 and prior to the date of this Agreement, excluding any information or documents incorporated by reference therein or filed as exhibits thereto and any disclosures set forth or referenced in any risk factor section, forward-looking statements section or in any other section therein to the extent they are forward-looking statements or cautionary, non-specific, predictive or forward-looking in nature (and then only to the extent that the relevance of any disclosed event, item or occurrence in such filings to a matter covered by a representation or warranty set forth in this Article 5 is reasonably apparent on its face), CMFT and Merger Sub hereby jointly and severally represent and warrant as of the date hereof (except to the extent that such representations and warranties expressly relate to another date, in which case as of such other date) to CCPT V that:

Section 5.1    Organization and Qualification; Subsidiaries.

(a)    CMFT is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite limited liability company power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of CMFT and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.

(b)    Each CMFT Subsidiary (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, (ii) has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted and (iii) is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.

(c)    Neither CMFT nor any CMFT Subsidiary directly or indirectly owns any equity interest in any Person (other than in the CMFT Subsidiaries and investments in short-term investment securities).

(d)    CMFT has made available to CCPT V complete and correct copies of the CMFT Governing Documents, which are in full force and effect as of the date of this Agreement. Each of CMFT and the CMFT Operating Partnership is in compliance with the terms of its CMFT Governing Documents. True and complete copies of CMFT’s and the CMFT Operating Partnership’s minute books, as applicable, since January 1, 2017 have been made available by CMFT to CCPT V.

(e)    CMFT has not exempted any “Person” from the “Aggregate Share Ownership Limit” or the “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the CMFT Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 5.2    Authority.

(a)    Each of CMFT and Merger Sub has the requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by each of CMFT and Merger Sub and the consummation by CMFT and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate or limited liability company action, as applicable, and no other corporate or limited liability company proceedings on the part of CMFT or Merger Sub are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject, to the filing of the Articles of Merger with, and acceptance for record of such Articles of Merger by, the SDAT.

(b)    This Agreement has been duly executed and delivered by CMFT and Merger Sub and, assuming due authorization, execution and delivery by CCPT V, constitutes a legally valid and binding obligation of each of CMFT and Merger Sub enforceable against CMFT and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)    On the recommendation of the CMFT Special Committee, the CMFT Board (including a majority of directors and independent directors not otherwise interested in the Merger) has (i) determined that the terms of this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of CMFT, and (ii) approved and authorized this Agreement, the Merger and the other transactions contemplated by this Agreement, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d)    CMFT, as the sole member of Merger Sub, has approved this Agreement and the Merger.

Section 5.3    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by each of CMFT and Merger Sub do not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of (A) the CMFT Governing Documents or (B) any equivalent organizational or governing documents of any other CMFT Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law or Environmental Permit applicable to CMFT or any CMFT Subsidiary or by which any property or asset of CMFT or any CMFT Subsidiary is bound, or (iii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, or a default under, or give rise to any Lien, acceleration of remedies, right of termination, purchase, first offer or forced sale under, any Contract of CMFT or any CMFT Subsidiary or related to any of their respective properties, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.

(b)    No filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by CMFT or any CMFT Subsidiary with, nor are any required to be made or obtained by CMFT or any CMFT Subsidiary with or from any Governmental Authority, in connection with the execution, delivery and performance of this Agreement by CMFT and the CMFT Subsidiaries and the consummation of the Merger or the other transactions contemplated hereby, or in connection with the continuing operation of the business of CMFT and the CMFT Subsidiaries following the Merger Effective Time, except (i) the filing of the Form S-4 and the declaration of effectiveness of the Form S-4 and such other reports under or compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (iii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, notifications or reports which, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect. As of the date hereof, to the Knowledge of CMFT, there is no reason why the necessary approvals referenced in clause (v) of the preceding sentence will not be received in order to permit consummation of the Merger on a timely basis.

Section 5.4    Capital Structure.

(a)    The authorized capital stock of CMFT consists of 500,000,000 shares of capital stock, of which 490,000,000 shares are designated as common stock with a par value of $0.01 per share (“CMFT Common Stock”) and 10,000,000 shares are designated as preferred stock with a par value of $0.01 per share (“CMFT Preferred Stock”). At the close of business on August 28, 2020, (i) 309,404,647 shares of CMFT Common Stock (inclusive of 32,507 restricted shares of CMFT Common Stock granted under the CMFT Equity Incentive Plan) were issued and outstanding, (ii) no shares of CMFT Preferred Stock were issued and outstanding, (iii) 400,000 shares of CMFT Common Stock were reserved for issuance under the CMFT Equity Incentive Plan and (iv) 367,493 shares of CMFT Common Stock remained available for grant under the CMFT Equity Incentive Plan. All of the outstanding shares of capital stock of CMFT are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws. Except as set forth in this Section 5.4, there is no other outstanding capital stock of CMFT. All shares to be issued by CMFT as Merger Consideration, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid and nonassessable.

(b)    All of the outstanding shares of capital stock of each of the CMFT Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the CMFT Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued and holders thereof have no obligation to make any further payments solely by reason of their ownership thereof. All shares of capital stock of (or other ownership interests in) each of the CMFT Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and, to the extent applicable, nonassessable. CMFT owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the CMFT Subsidiaries, including the CMFT Operating Partnership, free and clear of all Liens, other than Permitted Liens, and free of preemptive rights. All of the units of interest in the CMFT Operating Partnership are duly authorized and validly issued and were issued in compliance with applicable securities Laws.

(c)    There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of CMFT or any CMFT Subsidiary issued and outstanding (“CMFT Voting Debt”). There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which CMFT is a party or by which any of them is bound obligating CMFT to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of CMFT or securities convertible into or exchangeable for such shares or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or CMFT Voting Debt or other equity interests.

(d)    CMFT is not a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of CMFT. CMFT has not granted any registration rights on any of its capital stock. No CMFT Common Stock is owned by any CMFT Subsidiary.

(e)    CMFT does not have a “poison pill” or similar stockholder rights plan.

(f)    All dividends or other distributions on the shares of CMFT Common Stock or units of interest of the CMFT Operating Partnership and any material dividends or other distributions on any securities of any CMFT Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends or other distributions have been publicly announced and are not yet due and payable).

Section 5.5    SEC Documents; Financial Statements; Off-Balance Sheet Arrangements; Internal Controls; Investment Company Act; Anti-Corruption Laws.

(a)    CMFT has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, certifications, statements, schedules and reports required to be filed or furnished by CMFT under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) since January 1, 2018 (the forms, documents, certifications, statements, schedules, reports (including the financial statements referenced in Section 5.5(e)) filed with the SEC since January 1, 2018, including those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “CMFT SEC Documents”).

(b)    As of their respective filing dates, the CMFT SEC Documents (i) complied, or with respect to CMFT SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act, and (ii) did not, or with respect to CMFT SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the CMFT SEC Documents is, to the Knowledge of CMFT, the subject of ongoing SEC review or threatened review, and CMFT does not have any outstanding and unresolved comments from the SEC with respect to any CMFT SEC Documents. None of the CMFT SEC Documents is the subject of any confidential treatment request by CMFT.

(c)    CMFT has made available to CCPT V complete and correct copies of all written correspondence between the SEC, on the one hand, and CMFT, on the other hand, since December 31, 2018. No CMFT Subsidiary is separately subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(d)    At all applicable times, CMFT has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(e)    The consolidated audited and unaudited financial statements of CMFT and the CMFT Subsidiaries included, or incorporated by reference, in the CMFT SEC Documents, including the related notes and schedules, (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of CMFT and the CMFT Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q or any successor form under the Exchange Act, which such adjustments are not, individually or in the aggregate, material to CMFT) and (iv) fairly present, or will fairly present, as the case may be, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material, individually or in the aggregate), the consolidated financial position of CMFT and the CMFT Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows of CMFT and the CMFT Subsidiaries for the periods presented therein.

(f)    (A) CMFT maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that material information required to be disclosed by CMFT in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to CMFT’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of CMFT required under the Exchange Act with respect to such reports, and (B) such disclosure controls and procedures are effective in timely alerting CMFT’s principal executive officer and principal financial officer to material information required to be included in CMFT’s periodic reports required under the Exchange Act. CMFT and CMFT Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorizations, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) that accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. CMFT has disclosed to CMFT’s auditors and audit committee (and made summaries of such disclosures available to CCPT V), based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect CMFT’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.

(g)    CMFT is not, and none of the CMFT Subsidiaries is, a party to, and neither CMFT nor any CMFT Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among CMFT and any CMFT Subsidiary, on the one hand, and any unconsolidated Affiliate of CMFT or any CMFT Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, CMFT, any CMFT Subsidiary or CMFT’s or such CMFT Subsidiary’s audited financial statements or other CMFT SEC Documents.

(h)    Neither CMFT nor any CMFT Subsidiary is required to be registered as an investment company under the Investment Company Act.

(i)    CMFT and CMFT Subsidiaries (including in each case any of their officers and directors) have complied and are in compliance with applicable Anti-Corruption Laws. Neither CMFT nor any CMFT Subsidiary nor, to the Knowledge of CMFT, any director, officer or Representative of CMFT or any CMFT Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made, taken or will take any action in furtherance of any direct or indirect unlawful payment, promise to pay or authorization or approval of the payment or giving of money, property or gifts of anything of value, directly or indirectly to any foreign or domestic government official or employee, (iii) made, offered or taken an act in furtherance of any direct or indirect unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, (iv) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (v) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, officer or tenant, or (vi) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts, in each case, in violation of any applicable Anti-Corruption Law. Neither CMFT nor any CMFT Subsidiary has received any written communication that alleges that CMFT or any CMFT Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 5.6    Absence of Certain Changes or Events. Since December 31, 2019, (a) CMFT and each CMFT Subsidiary have conducted their respective business in all material respects in the ordinary course of business consistent with past practice, (b) neither CMFT nor any CMFT Subsidiary has taken any action that would have been prohibited by Section 6.2(a) (Conduct of the Business of CMFT) if taken from and after the date of this Agreement and (c) there has not been any CMFT Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a CMFT Material Adverse Effect.

Section 5.7    No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of CMFT dated as of December 31, 2019 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2019, neither CMFT nor any CMFT Subsidiary has any liability or obligation (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a CMFT Material Adverse Effect.

Section 5.8    Permits; Compliance with Law.

(a)    Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.11, which are addressed solely in that Section, CMFT and each CMFT Subsidiary is in possession of all Permits necessary for CMFT and each CMFT Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof (the “CMFT Permits”), and all such CMFT Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the CMFT Permits, individually, or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect. CMFT has paid all fees and assessments due and payable, in each case, in connection with all such Permits except where failure to pay would not have a CMFT Material Adverse Effect. No event has occurred with respect to any of the CMFT Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such CMFT Permits. Neither CMFT nor any of the CMFT Subsidiaries has received any notice indicating, nor to the Knowledge of CMFT, is there any pending applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of CMFT or the CMFT Subsidiaries or the CMFT Properties that impairs the validity of any CMFT Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any CMFT Permit, except where the impairment or revocation of any such CMFT Permits, individually, or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.

(b)    Since January 1, 2018, neither CMFT nor any CMFT Subsidiary has been in conflict with, or in default or violation of, any Law applicable to CMFT or any CMFT Subsidiary or by which any property or asset of CMFT or any CMFT Subsidiary is bound, (except for compliance with Laws addressed in Section 5.11 and Section 5.13, respectively, which are solely addressed in those Sections), except for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.

Section 5.9    Litigation. There is no material Action to which CMFT or any CMFT Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of CMFT, threatened before any Governmental Authority and, to the Knowledge of CMFT, there is no basis for any such Action. Neither CMFT nor any CMFT Subsidiary has been permanently or temporarily enjoined by any Order from engaging in or continuing to conduct the business of CMFT or the CMFT Subsidiaries. No Order has been issued in any proceeding to which CMFT or any of the CMFT Subsidiaries is or was a party, or, to the Knowledge of CMFT, in any other proceeding, that enjoins or requires CMFT or any of the CMFT Subsidiaries to take action of any kind with respect to its businesses, assets or properties.

Section 5.10    Properties.

(a)    Except as would not reasonably be expected to be material to CMFT or the CMFT Subsidiaries, taken as a whole, CMFT or a CMFT Subsidiary has good, marketable and insurable indefeasible fee simple title or valid leasehold interest to each of the owned CMFT Properties, free and clear of Liens, except for Permitted Liens. Except as would not reasonably be expected to have a CMFT Material Adverse Effect, (i) neither CMFT nor any CMFT Subsidiary has received written notice of any uncured violation of any Law affecting any portion of any of the CMFT Properties issued by any Governmental Authority and (ii) neither CMFT nor any CMFT Subsidiary has received written notice to the effect that there is any (A) condemnation or rezoning proceeding that is pending or, to the Knowledge of CMFT, threatened with respect to any of the CMFT Properties or (B) zoning, building or similar Law that is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the CMFT Properties or by the continued maintenance, operation or use of the parking areas associated with the CMFT Properties.

(b)    CMFT has not received written notice of, nor does CMFT have any Knowledge of, any latent defects or adverse physical conditions affecting any of the CMFT Properties or the improvements thereon, except as has not had and would not reasonably be expected to have a CMFT Material Adverse Effect.

(c)    A policy of title insurance has been issued for each CMFT Property insuring, as of the effective date of such insurance policy, (i)(A) fee simple title interest held by CMFT or the applicable CMFT Subsidiary with respect to CMFT Properties that are not subject to ground leases and (B) valid leasehold estate held by CMFT or the applicable CMFT Subsidiary that are subject to ground leases and (ii) to the Knowledge of CMFT, such insurance policies are in full force and effect.

Section 5.11    Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect: (i) no written notification, demand, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of CMFT, is threatened, in each case relating to CMFT or any of the CMFT Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance; (ii) CMFT and the CMFT Subsidiaries are, and for the past year, have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) CMFT and each of the CMFT Subsidiaries is in possession of all Environmental Permits necessary for CMFT and each CMFT Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect; (iv) any and all Hazardous Substances disposed of by CMFT and each CMFT Subsidiary since January 1, 2015 were disposed in accordance with all applicable Environmental Laws and Environmental Permits; (v) CMFT and the CMFT Subsidiaries are not subject to any Order, determination or award by any Governmental Authority pursuant to any Environmental Laws, any Environmental Permit or with respect to any Hazardous Substance; and (vi) there are no liabilities or obligations of CMFT or any of the CMFT Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance, and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 5.12    Material Contracts.

(a)    Each Contract required to be filed (or incorporated by reference) as an exhibit to any CMFT SEC Document filed on or after January 1, 2020 pursuant to Item 601(b)(1), (2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act has been so filed (or incorporated by reference) (such Contracts, together with those Contracts described in Section 5.12(b), “CMFT Material Contracts”).

(b)    Other than the Contracts described in Section 5.12(a) and except for this Agreement, Section 5.12(b) of the CMFT Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto, to which CMFT or any CMFT Subsidiary is a party or by which it is bound or to which any CMFT Property or other material asset is subject, that:

(i)    obligates CMFT or any CMFT Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of two million five hundred thousand dollars ($2,500,000) and is not cancelable within ninety (90) days without material penalty to CMFT or any CMFT Subsidiary;

(ii)    constitutes (A) an Indebtedness obligation of CMFT or any CMFT Subsidiary with a principal amount as of the date hereof greater than one hundred million dollars ($100,000,000) or (B) a Contract (including any so called take-or-pay or keepwell agreements) under which (1) any Person (including CMFT or any CMFT Subsidiary) has directly or indirectly guaranteed Indebtedness, liabilities or obligations of CMFT or any CMFT Subsidiary or (2) CMFT or any CMFT Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person (other than CMFT or any CMFT Subsidiary);

(iii)    provides for the pending purchase or sale, option to purchase or sell or other right to purchase, sell, dispose of or ground lease (by merger, by purchase or sale of assets or stock, by lease or otherwise) (other than any right of first refusal or right of first offer) of (A) any real property (including any CMFT Property or any portion thereof) or (B) any other asset of CMFT or any CMFT Subsidiary or equity interests of any Person, in the case of (A) and (B), with a purchase or sale price greater than two million five hundred thousand dollars ($2,500,000);

(iv)    constitutes a loan to any Person (other than a Wholly Owned CMFT Subsidiary) by CMFT or any CMFT Subsidiary, other than any loans made in the ordinary course of business;

(v)    sets forth the operational or economic terms of a joint venture, partnership, limited liability company or strategic alliance of CMFT or any CMFT Subsidiary with a third party;

(vi)    contains restrictions on the ability of CMFT or any CMFT Subsidiary to pay dividends or other distributions, other than the CMFT Governing Documents or any equivalent organizational or governing documents of any other CMFT Subsidiary;

(vii)    has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of two million five hundred thousand dollars ($2,500,000);

(viii)    provides a right of first refusal or right of first offer of any real property (including any CMFT Property or any portion thereof) having annualized straight-line rents as of June 30, 2020 representing greater than 1.0% of CMFT’s rental revenues for the year ended December 31, 2019; or

(ix)    is both (A) not made in the ordinary course of business consistent with past practice and (B) material to CMFT and the CMFT Subsidiaries, taken as a whole.

(c)    Each CMFT Material Contract is legal, valid, binding on and enforceable against CMFT or the CMFT Subsidiary that is a party thereto and, to the Knowledge of CMFT, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as would not, individually or in the aggregate, reasonably be expected to be material to CMFT and the CMFT Subsidiaries, taken as a whole, CMFT and each CMFT Subsidiary has performed all obligations required to be performed by it under each CMFT Material Contract and, to the Knowledge of CMFT, each other party thereto has performed all obligations required to be performed by it under such CMFT Material Contract. None of CMFT, any CMFT Subsidiary or, to the Knowledge of CMFT, any other party thereto, is in breach or violation of, or default under, any CMFT Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any CMFT Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to be material to CMFT and the CMFT Subsidiaries, taken as a whole. Neither CMFT nor any CMFT Subsidiary has received written notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any CMFT Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a CMFT Material Adverse Effect.

(d)    Since December 31, 2019, (i) neither CMFT nor any CMFT Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any CMFT Material Contract, (ii) no party has exercised, or threatened to exercise, any force majeure or similar provision under any CMFT Material Contract and (iii) no party has sought to, or threatened to, withhold or otherwise delay amounts payable to CMFT or any CMFT Subsidiary under any CMFT Material Contract as a result of COVID-19 or the COVID-19 Measures (whether or not CMFT or such CMFT Subsidiary granted any forgiveness or deferral).

(e)    Neither CMFT nor any CMFT Subsidiary owes any termination, cancellation or other similar fees or any liquidated damages to any third party manager or operator.

Section 5.13    Taxes.

(a)    CMFT and each CMFT Subsidiary has timely filed with the appropriate Governmental Authority all U.S. federal and state income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are complete and correct in all material respects. CMFT and each CMFT Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. True and complete copies of all United States federal income Tax Returns that have been filed with the IRS by CMFT and each CMFT Subsidiary with respect to the taxable years ending on or after December 31, 2012 have been made available to CCPT V. No written claim has been proposed by any Governmental Authority in any jurisdiction where CMFT or any CMFT Subsidiary do not file Tax Returns that CMFT or any CMFT Subsidiary is or may be subject to Tax by such jurisdiction.

(b)    Beginning with CMFT’s taxable year ending on December 31, 2012, (i) CMFT has been organized and operated in conformity with the requirements to qualify as a REIT under the Code, (ii) the current and proposed method of operation for CMFT is expected to enable CMFT to continue to meet the requirements for qualification as a REIT, and (iii) CMFT has not taken any action that would, or omitted to take any action the omission of which would reasonably be expected to result in CMFT’s failure to qualify as a REIT, and no challenge to CMFT’s status as a REIT is pending or threatened in writing.

(c)    (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or threatened in writing with regard to any material Taxes or material Tax Returns of CMFT or any CMFT Subsidiary; (ii) no deficiency for any material Taxes of CMFT or any CMFT Subsidiary has been claimed, proposed or assessed, in each case, in writing by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith; (iii) neither CMFT nor any CMFT Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither CMFT nor any CMFT Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return, other than automatic extensions; and (v) neither CMFT nor any CMFT Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)    Each CMFT Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been, since it became a CMFT Subsidiary, treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code. No CMFT Subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary.

(e)    Neither CMFT nor any CMFT Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor has it disposed of any such asset during its current taxable year.

(f)    CMFT and the CMFT Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g)    There are no CMFT Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of CMFT threatened to raise, a material claim against CMFT or any CMFT Subsidiary for any breach of any CMFT Tax Protection Agreements. As used herein, “CMFT Tax Protection Agreements” means any written agreement to which CMFT or any CMFT Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a CMFT Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company interests in a CMFT Subsidiary Partnership, CMFT or any CMFT Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, “CMFT Subsidiary Partnership” means a CMFT Subsidiary that is a partnership for United States federal income tax purposes.

(h)    There are no Tax Liens upon any property or assets of CMFT or any CMFT Subsidiary except Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i)    There are no Tax allocation or sharing agreements or similar arrangements (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes or any such agreement between or among solely CMFT and the CMFT Subsidiaries) with respect to or involving CMFT or any CMFT Subsidiary, and after the Closing Date neither CMFT nor any CMFT Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(j)    Neither CMFT nor any CMFT Subsidiary has requested or received any private letter ruling or other similar written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither CMFT nor any CMFT Subsidiary is subject to any such private letter ruling or other similar written ruling of a Governmental Authority.

(k)    Neither CMFT nor any CMFT Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any CMFT Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), or otherwise.

(l)    Neither CMFT nor any CMFT Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m)    Neither CMFT nor any CMFT Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(n)    Merger Sub is and always has been a disregarded entity for U.S. federal and applicable state and local income tax purposes.

(o)    CMFT does not own a direct or indirect interest in an entity that is treated as a REIT for U.S. federal and applicable state and local income tax purposes.

(p)    CMFT’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (i) CMFT’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (ii) CMFT’s net capital gain for such year.

(q)    The CMFT Operating Partnership is properly classified as a disregarded entity for U.S. federal and applicable state and local income tax purposes.

Section 5.14    Insurance. All material insurance policies of CMFT and the CMFT Subsidiaries (the “CMFT Insurance Policies”) are in full force and effect and no written notice of cancellation or termination has been received by CMFT or any CMFT Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. Except as, individually, or in the aggregate, would not reasonably be expected to be material to CMFT and the CMFT Subsidiaries, taken as a whole, (a) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default under any CMFT Insurance Policy, or permit termination or modification thereof, (b) all premiums currently due and payable under all CMFT Insurance Policies have been paid, and (c) CMFT and the CMFT Subsidiaries have otherwise complied in all material respects with the terms and conditions of all CMFT Insurance Policies.

Section 5.15    Benefit Plans.

(a)    Other than the CMFT Equity Incentive Plan, CMFT and the CMFT Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither CMFT nor any CMFT Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b)    None of CMFT, any CMFT Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(c)    Neither CMFT nor any CMFT Subsidiary has, or has ever had, any employees.

Section 5.16    Related Party Transactions. Except as described in the publicly available CMFT SEC Documents filed with or furnished to the SEC on or after January 1, 2018 and prior to the date hereof, no agreements, arrangements or understandings between CMFT or any CMFT Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among CMFT and CMFT Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.17    Brokers. Other than Barclays Capital Inc., no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of CMFT or any CMFT Subsidiary.

Section 5.18    Takeover Statutes; Appraisal Rights. Neither CMFT nor any CMFT Subsidiary is, nor at any time during the last two (2) years was, an “interested stockholder” of CCPT V as defined in Section 3-601 of the MGCL. The CMFT Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger and no other Takeover Statutes are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. Pursuant to the CMFT Charter, no dissenters’, appraisal or similar rights are available to the holders of CMFT Common Stock with respect to the Merger and the other transactions contemplated by this Agreement.

Section 5.19    Ownership of Merger Sub; No Prior Activities.

(a)    Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the limited liability company membership interests of Merger Sub are owned, directly or indirectly, by CMFT.

(b)    Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Merger Effective Time, incurred, directly or indirectly through any subsidiary, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.20    COVID-19.

(a)    Each of CMFT and the CMFT Subsidiaries has complied with all applicable mandatory public health mandates announced by Governmental Authorities to address COVID-19, including the COVID-19 Measures, in all material respects.

(b)    Neither CMFT nor any CMFT Subsidiary has incurred any Indebtedness or received any funding (regardless of whether constituting Indebtedness), or applied for any such Indebtedness or funding, pursuant to the Coronavirus Aid, Relief, and Economic Security Act or any other economic relief or stimulus legislation or program, in each case related to COVID-19.

Section 5.21    No Other Representations and Warranties; Non-Reliance.

(a)    Except for the representations and warranties expressly set forth in this Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, neither CMFT, nor any Person on behalf of CMFT, has made any representation or warranty, expressed or implied, with respect to CMFT or any CMFT Subsidiary, including their respective businesses, operations, assets (including the CMFT Properties), liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), or the accuracy or completeness of any information regarding CMFT or any CMFT Subsidiary.

(b)    Notwithstanding anything contained in this Agreement to the contrary, CMFT and Merger Sub acknowledge and agree with the representation of CCPT V in Section 4.22(a), and hereby acknowledge and confirm that, other than the representations and warranties expressly set forth in Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, (i) neither CCPT V nor any other Person has made or is making, and (ii) CMFT, Merger Sub and their Representatives are not relying on, any representations or warranties relating to CCPT V whatsoever, express or implied, by operation of law or otherwise, including any implied representation or warranty as to the accuracy or completeness of any information furnished or made available to CMFT, Merger Sub or any of their Representatives by CCPT V or its Representatives.

ARTICLE 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1    Conduct of Business by CCPT V.

(a)    CCPT V covenants and agrees that, between the date of this Agreement and the earlier to occur of the Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by CMFT (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement, or (4) as set forth in Section 6.1(a) of the CCPT V Disclosure Letter, CCPT V shall, and shall cause each CCPT V Subsidiary to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use all reasonable efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (B) maintain the status of CCPT V as a REIT and (C) maintain its material assets and properties in their current condition (normal wear and tear and damage excepted).

(b)    Without limiting the foregoing, CCPT V further covenants and agrees that, during the Interim Period, except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by CMFT (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement, or (4) as set forth in Section 6.1(b) of the CCPT V Disclosure Letter, CCPT V shall not, and shall not cause or permit any CCPT V Subsidiary to, do any of the following:

(i)    amend or propose to amend the CCPT V Governing Documents or such equivalent organizational or governing documents of any CCPT V Subsidiary, or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the CCPT V Charter) under the CCPT V Charter;

(ii)    adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of CCPT V or any CCPT V Subsidiary;

(iii)    declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of CCPT V or any CCPT V Subsidiary or other equity securities or ownership interests in CCPT V or any CCPT V Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by CCPT V of dividends in an amount less than or equal to an annual rate of five percent (5.0%) of CCPT V’s net asset value as of June 30, 2020, ratably over the calendar year, (B) the declaration and payment of dividends or other distributions to CCPT V by any directly or indirectly Wholly Owned CCPT V Subsidiary, and (C) distributions by any CCPT V Subsidiary that is not wholly owned, directly or indirectly, by CCPT V, in accordance with the requirements of the organizational documents of such CCPT V Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b)(iii), CCPT V and any CCPT V Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for CCPT V to maintain its status as a REIT under the Code (or applicable state Law) and avoid or reduce the imposition of any entity level income or excise Tax under the Code (or applicable state Law);

(iv)    other than the withholding of shares to satisfy withholding Tax obligations in respect of CCPT V Restricted Share Awards outstanding as of the date of this Agreement in accordance with their terms and the CCPT V Equity Incentive Plan in effect on the date of this Agreement, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of CCPT V or a CCPT V Subsidiary or securities convertible or exchangeable into or exercisable therefor;

(v)    except for transactions among CCPT V and one or more Wholly Owned CCPT V Subsidiaries or among one or more Wholly Owned CCPT V Subsidiaries, issue, sell, pledge, dispose, encumber or grant any shares of CCPT V or any of the CCPT V Subsidiaries’ capital stock or equity interests, or authorize the issuance, sale, pledge, disposition, grant, transfer or any Lien against, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of CCPT V or any of the CCPT V Subsidiaries’ capital stock or equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any capital stock of CCPT V or any of the capital stock or other equity interests of any CCPT V Subsidiary;

(vi)    acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets), or sell, pledge, lease, assign, transfer, dispose of or effect a deed in lieu of foreclosure with respect to, or permit or suffer to exist the creation of any Lien upon, any material property or assets, except (A) acquisitions by CCPT V or any Wholly Owned CCPT V Subsidiary of or from an existing Wholly Owned CCPT V Subsidiary, (B) acquisitions or dispositions in the ordinary course of business for consideration less than ten percent (10.0%) of the equity value of CCPT V per such acquisition or disposition, (C) any disposition of a real property asset for consideration greater than or equal to ninety percent (90%) of the net asset value assigned to such real property asset by the then most recent third party appraisal with respect to such property and (D) leases and Liens in the ordinary course of business;

(vii)    incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person (other than a Wholly Owned CCPT V Subsidiary), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of CCPT V or any of the CCPT V Subsidiaries, except (A) Indebtedness incurred under CCPT V’s existing credit facility in the ordinary course of business, (B) Indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed fifty million dollars ($50,000,000), (C) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on CCPT V compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing) and (D) any mortgage Indebtedness in respect of any real property having a loan-to-value ratio not in excess of seventy-five percent (75%);

(viii)    make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than in the ordinary course of business and other than loans, advances or capital contributions to, or investments in, any Wholly Owned CCPT V Subsidiary;

(ix)    other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or claims under, any CCPT V Material Contract (or any Contract that, if existing as of the date hereof, would be a CCPT V Material Contract) in any material respect, other than (A) any termination or renewal in accordance with the terms of any existing CCPT V Material Contract that occurs automatically without any action (other than notice of renewal) by CCPT V or any CCPT V Subsidiary or (B) as may be reasonably necessary to comply with the terms of this Agreement;

(x)    authorize, make or commit to make any material capital expenditures other than in the ordinary course of business or to address obligations under existing Contracts, or in conjunction with emergency repairs;

(xi)    make any payment, direct or indirect, of any liability of CCPT V or any CCPT V Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xii)    waive, release, assign, settle or compromise any material Action, other than waivers, releases, assignments, settlements or compromises that (A) (I) involve only the payment of monetary damages in an amount (less any portion of such payment payable under an existing property-level insurance policy or reserved for such matter by the CCPT V on the most recent balance sheet included in the CCPT V SEC Documents as of the date of this Agreement) no greater than five hundred thousand dollars ($500,000) individually or two million dollars ($2,000,000) in the aggregate, (II) do not involve the imposition of injunctive relief against CCPT V or any CCPT V Subsidiary or the Surviving Entity and (III) do not provide for any admission of material liability by CCPT V or any of the CCPT V Subsidiaries, or (B) are made with respect to any Action involving any present, former or purported holder or group of holders of CCPT V Common Stock in accordance with Section 7.6(c);

(xiii)    (A) hire any employee or engage any independent contractor (who is a natural person), (B) grant any new awards under the CCPT V Equity Incentive Plan or amend or modify the terms of any CCPT V Restricted Share Awards outstanding as of the date of this Agreement or (C) become a party to, enter into or otherwise adopt any employment, bonus, severance or retirement Contract or Benefit Plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable Law;

(xiv)    fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2020, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

(xv)    enter into any new line of business;

(xvi)    form any new, or consent to any amendment or modification of the terms of existing, funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles;

(xvii)    fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xviii)    enter into or modify in a manner adverse to CCPT V any CCPT V Tax Protection Agreement; make, change or rescind any material election relating to Taxes; change a material method of Tax accounting; file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment; enter into any material closing agreement related to Taxes; knowingly surrender any right to claim any material Tax refund; give or request any waiver of a statute of limitations with respect to any material Tax Return except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve CCPT V’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any CCPT V Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xix)    take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause CCPT V to fail to qualify as a REIT or any CCPT V Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for United States federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx)    adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization except in connection with any transaction permitted by Section 6.1(b)(vi) in a manner that would not reasonably be expected to be materially adverse to CCPT V or to prevent or impair the ability of CCPT V to consummate the Merger;

(xxi)    make any payment, loan, distribution or transfer of assets to CCPT V Advisor or its Affiliates (other than CCPT V and any CCPT V Subsidiary) except in such amount and as expressly contemplated by this Agreement or the CCPT V Advisory Agreement;

(xxii)    take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of the CCPT V Common Stock with respect to the Merger or any other transactions contemplated by this Agreement;

(xxiii)    amend or modify the engagement letter with the CCPT V Financial Advisor to increase compensation to the CCPT V Financial Advisor or engage other financial advisors in connection with the transactions contemplated by this Agreement, provided that CCPT V may engage other financial advisors in the event the CCPT V Special Committee determines in good faith that any such other financial advisor should be engaged due to conflict considerations; or

(xxiv)    authorize, or enter into any Contract or arrangement to do any of the foregoing.

(c)    Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit CCPT V from taking any action, or refraining to take any action, at any time or from time to time (i) if, in the reasonable judgment of the CCPT V Board, such action or inaction is reasonably necessary (A) for CCPT V to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code (or applicable state Law) or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time or (B) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that CCPT V or any CCPT V Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (A), making dividend or any other actual, constructive or deemed distribution payments to stockholders of CCPT V in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii), or (ii) to take actions in good faith to respond to the actual or anticipated effects of COVID-19 or the COVID-19 Measures on CCPT V or any CCPT V Subsidiary, including changes in relationships with partners, financing sources, directors, officers, consultants, Affiliates, agents and other business partners.

Section 6.2    Conduct of Business by CMFT.

(a)    CMFT covenants and agrees that during the Interim Period, except (1) to the extent required by applicable Law or (2) as may be consented to in advance in writing by CCPT V, CMFT and Merger Sub shall, and shall cause each of the other CMFT Subsidiaries to, use all reasonable efforts to maintain the status of CMFT as a REIT.

(b)    CMFT covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by CCPT V (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement or (4) as set forth in Section 6.2(a) of the CMFT Disclosure Letter, CMFT and Merger Sub shall not, and shall not cause or permit any CMFT Subsidiary to, do any of the following:

(i)    amend or propose to amend the CMFT Governing Documents or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the CMFT Charter) under the CMFT Charter;

(ii)    adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of CMFT or any CMFT Subsidiary;

(iii)    declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of CMFT or any CMFT Subsidiary or other equity securities or ownership interests in CMFT or any CMFT Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by CMFT of dividends in an amount less than or equal to annual rate of five percent (5.0%) of CMFT’s net asset value as of June 30, 2020, ratably over the calendar year, (B) the declaration and payment of dividends or other distributions to CMFT by any directly or indirectly Wholly Owned CMFT Subsidiary, and (C) distributions by any CMFT Subsidiary that is not wholly owned, directly or indirectly, by CMFT, in accordance with the requirements of the organizational documents of such CMFT Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(b)(iii), CMFT and any CMFT Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for CMFT to maintain its status as a REIT under the Code (or applicable state Law) and avoid or reduce the imposition of any entity level income or excise Tax under the Code (or applicable state Law);

(iv)    other than (A) the withholding of shares to satisfy withholding Tax obligations in respect of restricted shares of CMFT Common Stock granted under the CMFT Equity Incentive Plan and (B) in accordance with the share redemption program of CMFT set forth on Section 6.2(b)(iv) of the CMFT Disclosure Letter, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of CMFT or a CMFT Subsidiary or securities convertible or exchangeable into or exercisable therefor;

(v)    adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except any transaction that would not reasonably be expected to be materially adverse to CMFT or to prevent or impair the ability of CMFT or Merger Sub to consummate the Merger;

(vi)    except for the transactions contemplated by the Other Merger Agreements (as the same may be amended from time to time), acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any material properties or material assets, except (A) acquisitions by CMFT or any Wholly Owned CMFT Subsidiary of or from an existing Wholly Owned CMFT Subsidiary and (B) acquisitions in the ordinary course of business for consideration less than ten percent (10.0%) of the equity value of CMFT per such acquisition;

(vii)    incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person (other than a Wholly Owned CMFT Subsidiary), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of CMFT or any of the CMFT

Subsidiaries, except (A) Indebtedness incurred under CMFT’s or any CMFT Subsidiary’s existing credit facilities in the ordinary course of business, (B) Indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed two hundred million dollars ($200,000,000), (C) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on CMFT compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing) and (D) any mortgage Indebtedness in respect of any real property having a loan-to-value ratio not in excess of seventy-five percent (75%);

(viii)    fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2020, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

(ix)    enter into any new line of business;

(x)    enter into or modify in a manner adverse to CMFT any CMFT Tax Protection Agreement; make, change or rescind any material election relating to Taxes; change a material method of Tax accounting; file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment; enter into any material closing agreement related to Taxes; knowingly surrender any right to claim any material Tax refund, give or request any waiver of a statute of limitations with respect to any material Tax Return except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve CMFT’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any CMFT Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xi)    take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause CMFT to fail to qualify as a REIT or any CMFT Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for United States federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; or

(xii)    authorize, or enter into any Contract or arrangement to do any of the foregoing.

(c)    Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit CMFT from taking any action, or refraining to take any action, at any time or from time to time, if, in the reasonable judgment of the CMFT Board, such action or inaction is reasonably necessary (i) for CMFT to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code (or applicable state Law) or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the

Merger Effective Time, (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that CMFT or any CMFT Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (i), making dividend or any other actual, constructive or deemed distribution payments to stockholders of CMFT in accordance with this Agreement or otherwise as permitted pursuant to Section 6.2(b)(iii) or (iii) to take actions in good faith to respond to the actual or anticipated effects of COVID-19 or the COVID-19 Measures on CMFT or any CMFT Subsidiary.

Section 6.3    No Control of Other Parties’ Business. Nothing contained in this Agreement shall give (i) CMFT, directly or indirectly, the right to control or direct CCPT V or any CCPT V Subsidiary’s operations prior to the Merger Effective Time, or (ii) CCPT V, directly or indirectly, the right to control or direct CMFT or any CMFT Subsidiary’s operations prior to the Merger Effective Time. Prior to the Merger Effective Time, (i) CCPT V shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the CCPT V Subsidiaries’ respective operations and (ii) CMFT shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the CMFT Subsidiaries’ respective operations.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.1    Preparation of the Form S-4 and the Proxy Statement; Stockholder Approval.

(a)    As promptly as reasonably practicable following the date of this Agreement, (i) CCPT V shall complete the preparation (with CMFT’s reasonable cooperation) and cause to be filed with the SEC the Proxy Statement in preliminary form with respect to the Stockholders Meeting and (ii) CMFT shall complete the preparation (with CCPT V’s reasonable cooperation) and cause to be filed with the SEC, a registration statement on Form S-4 under the Securities Act (as amended or supplemented from time to time, the “Form S-4”), which will include the Proxy Statement, to register under the Securities Act the shares of CMFT Common Stock to be issued in the Merger (the “Registered Securities”); each Party agrees to use its respective commercially reasonable efforts to cause such filings to be made no later than the date that is fifteen (15) Business Days from the date hereof. Each of CCPT V and CMFT shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act, (C) keep the Form S-4 effective for so long as necessary to complete the Merger and (D) as reasonably requested by CMFT, assist with the preparation of any proxy statement, registration statement or other filing with the SEC in connection with any transaction between CMFT, on the one hand, and Cole Office & Industrial REIT (CCIT II), Inc. and Cole Office & Industrial REIT (CCIT III), Inc., on the other hand. Each of CCPT V and CMFT shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other Party and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement and shall provide to their and each other’s counsel such representations as reasonably necessary to render the opinions required to be filed therewith. The Form S-4 and the Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of CCPT V and CMFT shall promptly notify the other Party upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other Party with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 or the Proxy Statement received from the SEC and advise the other Party of any oral comments with respect to the Form S-4 or the Proxy Statement received from the SEC. Each of CCPT V and CMFT shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) with the SEC, mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of CCPT V and CMFT, as applicable, shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give due consideration to all reasonable comments provided by the other Party. CMFT shall notify CCPT V, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification for offering or sale in any jurisdiction of the Registered Securities, and CMFT shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. CMFT shall also use its reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Registered Securities, and CCPT V shall furnish all information concerning CCPT V and its stockholders as may be reasonably requested in connection with any such actions.

(b)    Each of CCPT V, on behalf of itself and the CCPT V Subsidiaries, and CMFT, on behalf of itself and the CMFT Subsidiaries, agrees that none of the information supplied or to be supplied by it or such subsidiaries for inclusion or incorporation by reference in (i) the Proxy Statement and any amendment or supplement thereto will, at the time the Form S-4 becomes effective under the Securities Act, at the date of mailing to the stockholders of the CCPT V, at the time of the Stockholders Meeting and at the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (iii) any other document to be filed by CCPT V or CMFT, respectively, will, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the receipt of the Stockholder Approval, any information relating to CMFT or CCPT V, or any of their respective Affiliates, should be discovered by CMFT or CCPT V which, in the reasonable judgment of CMFT or CCPT V, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, as applicable, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and CMFT and CCPT V shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form S-4 or the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of CMFT and CCPT V.

(c)    As promptly as practicable after the SEC advises it has no comments or no further comments to the Proxy Statement, CCPT V shall, in accordance with applicable Law and the CCPT V Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Stockholders Meeting solely for the purpose of obtaining the Stockholder Approval; provided, that such record date shall not be more than ninety (90) days prior to the date of the Stockholders Meeting; provided further that, notwithstanding anything herein to the contrary, the Parties will cooperate in good faith to the extent reasonably possible to coordinate timing of the Stockholders Meeting with the stockholders meetings of Cole Office & Industrial REIT (CCIT II), Inc. and Cole Office & Industrial REIT (CCIT III), Inc. to be held pursuant to the Other Merger Agreements. CCPT V shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to CCPT V’s stockholders entitled to vote at the Stockholders Meeting and to hold the Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act (provided that there are no outstanding SEC comments on the Proxy Statement and the SEC has not otherwise enjoined mailing or use of the Proxy Statement); and provided further that the definitive Proxy Statement shall not be mailed to CCPT V’s stockholders prior to the Go Shop Period End Time. CCPT V shall, through the CCPT V Special Committee and the CCPT V Board, recommend to its stockholders that they provide the Stockholder Approval, include the CCPT V Special Committee and CCPT V Board Recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Stockholder Approval, except to the extent that the CCPT V Special Committee and CCPT V Board shall have made an Adverse Recommendation Change as permitted by Section 7.3(c); provided, however, for the avoidance of doubt, no Adverse Recommendation Change shall alter the other obligations under Section 7.1 unless this Agreement shall have been terminated in accordance with its terms prior to the Stockholders Meeting. Notwithstanding the foregoing provisions of this Section 7.1(c), CCPT V shall have the right to make one or more postponements, recesses or adjournments of the Stockholders Meeting (i) if, on a date for which the Stockholders Meeting is scheduled, CCPT V has not received proxies representing a sufficient number of shares of CCPT V Common Stock to obtain the Stockholder Approval, whether or not a quorum is present, or (ii) to the extent necessary to ensure that any amendment or supplement to the Proxy Statement required under applicable Law to be filed with the SEC and/or disseminated to CCPT V’s stockholders is timely filed with the SEC and/or disseminated to CCPT V’s stockholders; provided, however, that the Stockholders Meeting shall not be postponed or adjourned to a date that is (A) in the case of clause (i), more than thirty (30) days after the date for which the Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) and in the case of clause (ii), more than ten (10) Business Days from the previously scheduled date of such meeting, or (B) more than one hundred twenty (120) days from the record date for the Stockholders Meeting; provided, further, the Stockholders Meeting may not be postponed or adjourned on the date the Stockholders Meeting is scheduled if CCPT V shall have received proxies in respect of an aggregate number of shares of CCPT V Common Stock, which have not been withdrawn, such that Stockholder Approval would be obtained at such meeting.

Section 7.2    Access to Information; Confidentiality.

(a)    During the period from the date of this Agreement to and including the Merger Effective Time, each of the Parties shall, and shall cause each of their respective subsidiaries to, subject to applicable Law and the COVID-19 Measures, afford to the other Parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books and records that the other Party may reasonably request and, during such period, each of the Parties shall, and shall cause each of their respective subsidiaries to and shall use their reasonable best efforts to cause its Representatives to, furnish reasonably promptly to the other Parties a copy of any report, schedule, registration statement or other document filed by it during such period pursuant to the requirements of federal or state securities Laws as the other Party may reasonably request. In connection with such reasonable access to information, each of the Parties shall use their reasonable best efforts to cause its respective Representatives to participate in meetings and telephone conferences with the other Parties and their Representatives prior to the mailing of the Proxy Statement, prior to the Stockholders Meeting, respectively, and at such other times as may be reasonably requested. No investigation under this Section 7.2(a) or otherwise shall affect any of the representations and warranties of the Parties contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, none of the Parties shall be required by this Section 7.2(a) to provide the other Parties or their respective Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business in accordance with this Agreement (provided, however, that the withholding Party shall use its commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the required consent of such third party to such access or disclosure), (B) of a sensitive or personal nature that would reasonably be expected to expose CCPT V or CMFT to the risk of liability, (C) the disclosure of which would violate any Law applicable to such Party or any of its Representatives (provided, however, that the withholding Party shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty), (D) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege) or (E) for the purpose of allowing Parties or their respective Representatives to collect samples of soil, air, water, groundwater or building materials. The Parties will use their reasonable best efforts to minimize any disruption to the businesses of the other Parties and any of their respective subsidiaries that may result from the requests for access, data and information hereunder.

(b)    Each Party will hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.3    Go Shop; No Solicitation; Superior Proposals.

(a)    Notwithstanding anything to the contrary contained in this Agreement but subject to Section 7.3(f) and Section 7.3(g), during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on October 7, 2020 (the “Go Shop Period End Time”), CCPT V, the CCPT V Subsidiaries and their respective Representatives may and shall have the right to, directly or indirectly: (i) initiate, solicit, encourage or facilitate any inquiries or the making of any proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, including by way of (A) contacting third parties, (B) broadly disseminating public disclosure (other than confidential information) or (C) providing access to the properties, offices, assets, books, records and personnel of CCPT V and the CCPT V Subsidiaries and furnishing non-public information pursuant to (but only pursuant to) one or more Acceptable NDAs; provided, however, that CCPT V shall prior to, or concurrently with the time such access or non-public information is provided, provide such access and make available such non-public information to CMFT to the extent it has not already done so; (ii) enter into, continue or otherwise participate in any discussions or negotiations with any Person relating to, or in furtherance of, such inquiries, proposals, offers or other actions or to obtain, an Acquisition Proposal; (iii) refrain from enforcing any standstill agreement or similar obligation to CCPT V or any of the CCPT V Subsidiaries; and (iv) disclose to the stockholders of CCPT V any information required to be disclosed under applicable Law; provided, however, that in the case of this clause (iv), to the extent any such disclosure addresses the approval, recommendation or declaration of advisability by the CCPT V Special Committee or the CCPT V Board with respect to this Agreement or an Acquisition Proposal, such disclosure shall be deemed to be an Adverse Recommendation Change if not accompanied by an express public affirmation of the CCPT V Board Recommendation. For purposes of this Agreement, the term “Go Shop Bidder” shall mean any Person (including its controlled Affiliates and Representatives) that submits a written proposal or offer regarding an Acquisition Proposal prior to the Go Shop Period End Time that has not been withdrawn and that the CCPT V Special Committee determines, in good faith, after consultation with its financial advisors and outside legal counsel, prior to the Go Shop Period End Time (or in the case of any Acquisition Proposal received less than three (3) Business Days before the date of the Go Shop Period End Time, not later than three (3) Business Days after the receipt of such Acquisition Proposal), has resulted in, or would be reasonably expected to result in, a Superior Proposal (as defined below); provided, that a Go Shop Bidder shall cease to be a Go Shop Bidder if (1) the negotiations between CCPT V and such Go Shop Bidder with respect to the Acquisition Proposal that resulted in such Go Shop Bidder becoming a Go Shop Bidder shall have been terminated, (2) the Acquisition Proposal submitted by such Go Shop Bidder prior to the Go Shop Period End Time is withdrawn, terminated or modified in a manner such that, in the CCPT V Special Committee’s good faith determination, after consultation with its financial advisors and outside legal counsel, the Acquisition Proposal as modified no longer constitutes, or would no longer reasonably be expected to lead to, a Superior Proposal, or (3) such Go Shop Bidder otherwise ceases to be actively pursuing efforts to acquire CCPT V. No later than twenty-four (24) hours after the Go Shop Period End Time (or after a bidder is determined to be a Go Shop Bidder if such determination occurs after the Go Shop Period End Time), CCPT V shall notify CMFT in writing (I) if any Go Shop Bidders remain at such time, (II) of the identity of such Go Shop Bidder(s) and (III) of the material terms and conditions of the most recent Acquisition Proposal received from such Go Shop Bidder(s) (and shall include with such notice (x) copies of any written Acquisition Proposal, including any proposed transaction agreement and any related transaction documents and financing commitments, if any and (y) a written summary of the material terms of any related Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally)), and thereafter shall promptly (and in any event no later than twenty-four (24) hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (1) keep CMFT reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal, request or inquiry and (2) provide CMFT with any written supplements or written additions to any written Acquisition Proposal, including any revisions to any proposed transaction agreement and any related transaction documents and financing commitments, if any.

(b)    Except as expressly permitted by this Section 7.3, and except with respect to a Go Shop Bidder, from and after the Go Shop Period End Time, CCPT V shall not, and shall cause each of the CCPT V Subsidiaries and shall direct each of its and their respective directors, officers, Affiliates and Representatives not to, directly or indirectly, (i) initiate, solicit, facilitate or knowingly encourage any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into or engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding or otherwise in furtherance of, or furnish to any Person other than CMFT or its Representatives, any information in connection with or for the purpose of encouraging or facilitating any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, or to otherwise obtain, an Acquisition Proposal, (iii) release any Person from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation (provided that CCPT V shall be permitted to waive or to not enforce any provision of any confidentiality agreement, standstill agreement or similar obligation to permit a Person to make a confidential Acquisition Proposal directly to the CCPT V Special Committee if the CCPT V Special Committee determines in good faith after consultation with outside legal counsel that any such failure to waive or to not enforce would be inconsistent with the CCPT V directors’ duties or standard of conduct under Maryland Law), (iv) enter into any Contract contemplating or otherwise relating to an Acquisition Proposal (other than an Acceptable NDA), or (v) take any action to exempt any Person from any Takeover Statute or similar restrictive provision of the CCPT V Charter, the CCPT V Bylaws or organizational documents or agreements of any CCPT V Subsidiary. In furtherance of the foregoing and except with respect to a Go Shop Bidder and as otherwise permitted by this Section 7.3, CCPT V shall, and shall cause each CCPT V Subsidiary and each Representative of CCPT V and the CCPT V Subsidiaries to, immediately cease any discussions, negotiations or communications with any Person with respect to any Acquisition Proposal or potential Acquisition Proposal and shall immediately terminate all physical and electronic data room access previously granted to any such Person and use reasonable efforts to cause such Person to return or destroy all non-public information concerning CCPT V and the CCPT V Subsidiaries to the extent permitted pursuant to any confidentiality agreement with such Person and promptly terminate all physical and electronic data room access granted to such Person. For the avoidance of doubt, from and after the Go Shop Period End Time and until the receipt of Stockholder Approval, CCPT V, the CCPT V Subsidiaries and their respective Representatives may continue to take any of the actions described in Section 7.3(a) with respect to any proposals or offers regarding any Acquisition Proposal submitted by a Go Shop Bidder on or before the Go Shop Period End Time or with respect to any amended or modified proposal or offer with respect to any such Acquisition Proposal submitted by a Go Shop Bidder after the Go Shop Period End Time that, in accordance with Section 7.3(d), CCPT V discloses to CMFT (and provides copies to CMFT of) if the CCPT V Special Committee has determined in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal (as may be amended or modified) is or is reasonably likely to lead to a Superior Proposal. The Parties acknowledge that (a) CMFT has entered into or intends to enter into merger agreements with each of Cole Office & Industrial REIT (CCIT II), Inc. and Cole Office & Industrial REIT (CCIT III), Inc. pursuant to which Cole Office & Industrial REIT (CCIT II), Inc. and Cole Office & Industrial REIT (CCIT III), Inc. shall be merged with and into an affiliate of CMFT (the “Other Merger Agreements”) and (b) nothing in this Section 7.3(b) shall be construed to restrict the ability of CCPT V and its directors, officers, Affiliates and Representatives to participate in discussions with Cole Office & Industrial REIT (CCIT II), Inc. and Cole Office & Industrial REIT (CCIT III), Inc. and their respective Representatives relating to the Other Merger Agreements and the transactions contemplated thereby.

(c)    Notwithstanding anything in this Agreement to the contrary, at any time after the Go Shop Period End Time and prior to the time, but not after, Stockholder Approval is obtained, CCPT V and its Representatives may, in response to an unsolicited, bona fide written Acquisition Proposal that did not result from a material breach of this Section 7.3, (x) contact such Person to clarify the terms and conditions of such Acquisition Proposal and (y)(i) provide information in response to a request therefor by the Person who made such written Acquisition Proposal, provided that (A) such information is provided pursuant to (and only pursuant to) one or more Acceptable NDAs, and (B) CCPT V, prior to or concurrently with the time such information is provided, provides such information to CMFT, and (ii) engage or participate in any discussions or negotiations with the Person who made such written Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (i) or (ii) above, the CCPT V Special Committee has either determined that such Acquisition Proposal constitutes a Superior Proposal or determined in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal.

(d)    From and after the Go Shop Period End Time, CCPT V will promptly (and in any event no later than twenty-four (24) hours after receipt thereof) notify CMFT in writing if (i) any Acquisition Proposal is received by CCPT V or any CCPT V Subsidiary, (ii) any request for information relating to CCPT V or any CCPT V Subsidiary is received by CCPT V or any CCPT V Subsidiary from any Person who informs CCPT V or any CCPT V Subsidiary that it is considering making or has made an Acquisition Proposal or (iii) any discussions or negotiations are sought to be initiated with CCPT V or any CCPT V Subsidiary regarding any Acquisition Proposal, and shall, in any such notice to CMFT, indicate the identity of the Person making, and the material terms and conditions of, such Acquisition Proposal, request or inquiry (and shall include with such notice (A) copies of any written Acquisition Proposal, including any proposed transaction agreement and any related transaction documents and financing commitments, if any, and (B) a written summary of the material terms of any related Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally)), and thereafter shall promptly (and in any event no later than twenty-four (24) hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (I) keep CMFT reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal, request or inquiry and (II) provide CMFT with any written supplements or written additions to any written Acquisition Proposal, including any revisions to any proposed transaction agreement and any related transaction documents and financing commitments, if any. Neither CCPT V nor any CCPT V Subsidiary will enter into any agreement with any Person subsequent to the date of this Agreement that prohibits CCPT V from providing any information to CMFT in accordance with this Section 7.3.

(e)    Except as expressly provided in Section 7.3(f), Section 7.3(h) and Section 9.1(c)(ii), neither the CCPT V Board, nor any committee thereof, nor any group of directors, formally or informally, shall: (i) change, withhold, withdraw, qualify or modify or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to CMFT, the CCPT V Board Recommendation, (ii) authorize, approve, endorse, declare advisable, adopt or recommend or propose to publicly authorize, approve, endorse, declare advisable, adopt or recommend, any Acquisition Proposal, (iii) authorize, cause or permit CCPT V or any CCPT V Subsidiary to enter into any Alternative Acquisition Agreement, or (iv) fail to make the CCPT V Board Recommendation or to include the CCPT V Board Recommendation in the Proxy Statement (any event described in clause (i), (ii) or this clause (iv), an “Adverse Recommendation Change”).

(f)    Notwithstanding anything in this Agreement to the contrary, subject to compliance with the provisions of this Section 7.3(f), if CCPT V receives an Acquisition Proposal (whether or not from a Go Shop Bidder), which Acquisition Proposal did not result from a material breach of this Section 7.3 and is not withdrawn, and the CCPT V Special Committee determines that such Acquisition Proposal constitutes a Superior Proposal and, after consultation with outside legal counsel and its financial advisor, that failure to effect an Adverse Recommendation Change in connection with such Superior Proposal or that failure to terminate this Agreement to enter into an Alternative Acquisition Agreement for such Superior Proposal would be inconsistent with the CCPT V directors’ duties or standard of conduct under Maryland Law, then, provided that Stockholder Approval has not yet been obtained, the CCPT V Board (based on the recommendation of the CCPT V Special Committee) may (x) effect an Adverse Recommendation Change and/or (y) enter into an Alternative Acquisition Agreement relating to or implementing the Superior Proposal and terminate this Agreement in accordance with Section 9.1(c)(ii); provided, that, in the case of each of clause (x) and (y), the CCPT V Board may not take action contemplated by this Section 7.3(f) unless:

(i)    CCPT V has notified CMFT in writing that the CCPT V Board intends to take such action at least four (4) Business Days in advance of effecting an Adverse Recommendation Change and/or entering into an Alternative Acquisition Agreement, which notice shall specify in reasonable detail the reasons for such action, describe the material terms of the Superior Proposal and attach the most current version of such agreements (including any amendments, supplements or modifications) between CCPT V and the party making such Superior Proposal (a “CCPT V Change Notice”); and

(ii)    during the four (4) Business Day period following CMFT’s receipt of a CCPT V Change Notice, CCPT V shall, and shall direct its outside financial and outside legal advisors to, negotiate in good faith with CMFT (to the extent CMFT wishes to negotiate) to make adjustments to the terms and conditions of this Agreement such that the Superior Proposal ceases to constitute (in the good faith determination of the CCPT V Special Committee, after consultation with outside legal counsel and outside financial advisors) a Superior Proposal; provided, that any amendment, supplement or modification to any Acquisition Proposal shall be deemed a new Acquisition Proposal and CCPT V may not enter into any agreement relating to the Superior Proposal pursuant this Section 7.3(f) or make an Adverse Recommendation Change pursuant to this Section 7.3(f) or terminate this Agreement pursuant to Section 9.1(c)(ii) unless CCPT V has complied with the requirements of this Section 7.3(f) with respect to such new Acquisition Proposal including sending an additional CCPT V Change Notice (except that the new negotiation period under this Section 7.3(f)(ii) shall be three (3) Business Days instead of four (4) Business Days). Notwithstanding anything in this Section 7.3(f)(ii), neither CMFT’s acceptance nor rejection of CCPT V’s offer to negotiate pursuant to this Section 7.3(f)(ii) shall have any bearing on CMFT’s right to terminate this Agreement pursuant to Section 9.1(d)(ii) herein.

(g)    Notwithstanding anything in this Agreement to the contrary, at any time after the date of this Agreement and before Stockholder Approval is obtained, the CCPT V Special Committee and the CCPT V Board may, if the CCPT V Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the duties or standard of conduct of the directors under Maryland Law, make an Adverse Recommendation Change in response to an Intervening Event; provided, that, prior to making such Adverse Recommendation Change, CCPT V shall have complied with clauses (i) and (ii) of Section 7.3(f).

(h)    Nothing in this Section 7.3 or elsewhere in this Agreement shall prevent the CCPT V Special Committee, the CCPT V Board or CCPT V, directly or indirectly, from (i) taking and disclosing to the stockholders of the CCPT V a position with respect to an Acquisition Proposal as contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, (ii) making any required disclosure to the stockholders of CCPT V under applicable Law, including Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A or (iii) making any disclosure to the stockholders of CCPT V if the CCPT V Board determines in good faith after consultation with its outside legal counsel (and based on the recommendation of the CCPT V Special Committee) that the failure to do so would be inconsistent with the duties and standard of conduct of the CCPT V directors under Maryland Law; provided, however, that to the extent any such disclosure addresses the approval, recommendation or declaration of advisability by the CCPT V Special Committee or the CCPT V Board with respect to this Agreement or an Acquisition Proposal, such disclosure shall be deemed to be an Adverse Recommendation Change if not accompanied by an express public affirmation of the CCPT V Board Recommendation; provided, further, that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be an Adverse Recommendation Change.

(i)    Notwithstanding anything to the contrary contained in this Agreement, none of CCPT V, any CCPT V Subsidiary or their respective Affiliates or Representatives shall reimburse or agree to reimburse the fees or expenses of any Person (including any Go Shop Bidder or its Representatives) in connection with an Acquisition Proposal (including, for the avoidance of doubt, in connection with any Acceptable NDA but excluding, for the avoidance of doubt, in connection with any acquisition agreement or merger with respect to a Superior Proposal entered into pursuant to this Section 7.3 and resulting in termination of this Agreement pursuant to Section 9.1(c)).

(j)    CCPT V agrees that in the event any Representative of CCPT V or any CCPT V Subsidiary takes any action that, if taken by CCPT V would constitute a violation of this Section 7.3, and such action was taken at the direction or with the prior consent of the CCPT V Special Committee, then CCPT V shall be deemed to be in violation of this Section 7.3 for all purposes of this Agreement.

(k)    For purposes of this Agreement:

(i)    “Acquisition Proposal” means any bona fide proposal or offer from any Person (other than CMFT or any CMFT Subsidiaries) made after the date of this Agreement, whether in one transaction or a series of related transactions, relating to any (A) merger, consolidation, share exchange, business combination or similar transaction involving CCPT V or any CCPT V Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X) representing twenty percent (20%) or more of the consolidated assets of CCPT V, (B) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of CCPT V or any CCPT V Subsidiaries that are significant subsidiaries representing twenty percent (20%) or more of the consolidated assets of CCPT V, (C) issue, sale or other disposition by CCPT V or any CCPT V Subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the votes associated with the outstanding shares of CCPT V Common Stock, (D) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the votes associated with the outstanding shares of CCPT V Common Stock, or (E) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to CCPT V in which a third party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of CCPT V Common Stock; provided, however, that the term “Acquisition Proposal” shall not include (I) the Merger or any of the other transactions contemplated by this Agreement or (II) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among CCPT V and one or more of the CCPT V Subsidiaries or solely among the CCPT V Subsidiaries.

(ii)    “Intervening Event” means, with respect to CCPT V, a change in circumstances or development that materially affects the business, assets or operations of CCPT V and the CCPT V Subsidiaries, taken as a whole, that was not known to or reasonably foreseeable by the CCPT V Board prior to the execution of this Agreement, which change in circumstances or development becomes known to the CCPT V Board prior to Stockholder Approval being obtained; provided, however, that in no event shall the following events, circumstances or changes in circumstances constitute an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) any effect arising out of or related to the COVID-19 pandemic or COVID-19 Measures and (iii) any effect arising out of the announcement or pendency of, or any actions required to be taken pursuant to, this Agreement.

(iii)    “Superior Proposal” means a written Acquisition Proposal (except for purposes of this definition, the references in the definition of “Acquisition Proposal” to “twenty percent (20%)” shall be replaced with “fifty percent (50%)”) that the CCPT V Board (based on the recommendation of the CCPT V Special Committee) determines in its good faith judgment (after consultation with its outside legal and financial advisors, and after taking into account (A) all of the terms and conditions of the Acquisition Proposal and this Agreement (as it may be proposed to be amended by CMFT) and (B) the feasibility and certainty of consummation of such Acquisition Proposal on the terms proposed (taking into account such legal, financial, regulatory and other aspects of such Acquisition Proposal and conditions to consummation thereof as the CCPT V Special Committee determines in good faith to be material to such analysis)), to be more favorable from a financial point of view to the stockholders of CCPT V (in their capacities as stockholders) than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by CMFT) pursuant to Section 7.3(f)(ii).

Section 7.4    Public Announcements. Except with respect to any Adverse Recommendation Change or any action taken pursuant to, and in accordance with, Section 7.1 or Section 7.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, delayed or conditioned), provided, that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing as may be required by Law if it is not possible to consult with the other Party before doing so. The Parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement, and shall make such joint press release no later than one (1) Business Day following the date on which this Agreement is executed.

Section 7.5    Appropriate Action; Consents; Filings.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, CMFT shall and shall cause each CMFT Subsidiary and each of their respective Affiliates to, and

CCPT V shall and shall cause each CCPT V Subsidiary and each of their respective Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Authority in order to consummate the transactions contemplated by this Agreement, (iii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iv) subject to Section 7.6(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (v) executing and delivering any additional instruments reasonably necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement; provided, that, notwithstanding anything to the contrary in this Agreement, no Party will have any obligation (A) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or other disposition of any assets or businesses of such Party, any of its subsidiaries (including subsidiaries of CMFT after the Closing) or their Affiliates or (B) otherwise to take or commit to take any actions that would limit the freedom of such Party, its subsidiaries (including subsidiaries of CMFT after the Closing) or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets; provided, further, that CCPT V and the CCPT V Subsidiaries shall not take any of the actions referred to in the proceeding proviso (or agree to take such actions) without CMFT’s prior written consent and CMFT can compel CCPT V and the CCPT V Subsidiaries to take any of the actions referred to in the proceeding proviso (or agree to take such actions) if such actions are only effective after the Merger Effective Time.

(b)    In connection with and without limiting the foregoing Section 7.5(a), each of the Parties shall give (or shall cause their respective Affiliates to give) any notices to third parties, and each of the Parties shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any third party consents that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Each of the Parties will, and shall cause their respective Affiliates to, furnish to the other Parties such necessary information and reasonable assistance as the other Parties may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between such Party and any Governmental Authority with respect to this Agreement. CMFT shall have the right to direct all matters with any Governmental Authority in connection with this Agreement in a manner consistent with its obligations hereunder; provided that, to the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the other Parties on, all the information relating to the other Parties and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, no Party shall, nor shall any Party permit its respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Parties prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(c)    Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger and the other transactions contemplated by this Agreement, none of the Parties or any of their respective Representatives shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. Subject to the immediately foregoing sentence, the Parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.

Section 7.6    Notification of Certain Matters; Transaction Litigation.

(a)    CMFT, Merger Sub and their respective Representatives shall give prompt notice to CCPT V, and CCPT V and its Representatives shall give prompt notice to CMFT and Merger Sub, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b)    CMFT, Merger Sub and their respective Representatives shall give prompt notice to CCPT V, and CCPT V and its Representatives shall give prompt notice to CMFT and Merger Sub, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Notwithstanding anything to the contrary in this Agreement, the failure by CMFT, Merger Sub, CCPT V or their respective Representatives to provide such prompt notice under this Section 7.6(b) shall not constitute a breach of covenant for purposes of Section 8.2(b), Section 8.3(a), Section 9.1(c)(i), or Section 9.1(d)(i).

(c)    CMFT, Merger Sub and their respective Representatives shall give prompt notice to CCPT V, and CCPT V and its Representatives shall give prompt notice to CMFT and Merger Sub, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any CMFT Subsidiary or CCPT V Subsidiary, respectively, or any of their respective directors, officers or partners that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement. CCPT V and its Representatives shall give CMFT the opportunity to reasonably participate in the defense and settlement of any Action against CCPT V or its directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and shall consider in good faith CMFT’s advice with respect to such Action, and no settlement in respect of any such Action shall be agreed to without CMFT’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). CMFT and its Representatives shall give CCPT V the opportunity to reasonably participate in the defense and settlement of any Action against CMFT or its directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and shall consider in good faith CCPT V’s advice with respect to such Action, and no settlement in respect of any such Action shall be agreed to without CCPT V’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 7.7    Indemnification; Directors’ and Officers’ Insurance.

(a)    From the Merger Effective Time until the sixth (6th) anniversary of the Merger Effective Time, CMFT shall (and shall cause the Surviving Entity to), to the fullest extent CCPT V would be permitted to do so under applicable Law and the CCPT V Governing Documents, (i) indemnify, defend and hold harmless each current and former manager, director, officer, partner, member, trustee, employee and agent of CCPT V or any of the CCPT V Subsidiaries or other individuals with rights to indemnification or exculpation pursuant to the CCPT V Governing Documents or any indemnification agreements of CCPT V or CCPT V Subsidiaries (such agreements, the “Additional Indemnification Agreements”) (collectively, the “Indemnified Parties”) against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action to the extent such Action arises out of or pertains to (A) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a manager, director, officer, partner, member, trustee, employee or agent of CCPT V or any of the CCPT V Subsidiaries (whether asserted or claimed prior to, at or after the Merger Effective Time) or (B) this Agreement or any of the transactions contemplated by this Agreement, including the Merger (whether asserted or claimed prior to, at or after the Merger Effective Time), and (ii) pay in advance of the final disposition of any such Action the costs and expenses (including reasonable attorneys’ fees that are subject to indemnification hereunder), without the requirement of any bond or other security, in each case to the fullest extent permitted by Law, but subject to CMFT’s or the Surviving Entity’s receipt of an undertaking by or on behalf of such Indemnified

Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, CMFT or the Surviving Entity, as applicable, (x) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Action against or of any Indemnified Party for which indemnification may be sought under this Section 7.7 without the Indemnified Party’s prior written consent (which consent may not be unreasonably withheld, delayed or conditioned) unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Party from all liability arising out of such Action that is subject to indemnification by CMFT and the Surviving Entity under this Section 7.7, (y) shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and (z) shall not have any obligation hereunder to any Indemnified Party to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law. Without limiting the foregoing, and to the extent permitted by applicable Law, each of CMFT and the Surviving Entity agree that during the period commencing as of the Merger Effective Time and ending on the sixth (6th) anniversary of the Merger Effective Time, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time, and advancement of expenses now existing in favor of any Indemnified Party as provided in the CCPT V Governing Documents and Additional Indemnification Agreements shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(b)    Prior to the Merger Effective Time, CMFT shall, or shall cause the Surviving Entity to, obtain and fully pay the premium for “tail” insurance policies for the extension of (or the substantial equivalent of) the directors’ and officers’ liability coverage of the existing directors’ and officers’ insurance policies of CCPT V for a claims reporting or discovery period of six (6) years from and after the Merger Effective Time, on prepaid and non-cancellable terms, for an aggregate cost not in excess of three times the current annual premiums for such insurance. CMFT and the Surviving Entity shall not take any action to terminate or modify the terms of the extended reporting period coverage.

(c)    For a period of six (6) years following the Merger Effective Time, the organizational documents of CMFT and any applicable CMFT Subsidiary shall contain provisions no less favorable with respect to indemnification and exculpation from liabilities for acts or omissions and rights to advancement of expenses relating thereto existing in favor of any Indemnified Party than those included in the CCPT V Governing Documents or any similar organizational documents or agreements of any CMFT Subsidiary. No such provision shall be amended, repealed or otherwise modified for a period of six (6) years following the Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Merger Effective Time, were Indemnified Parties, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(d)    If CMFT or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of CMFT or the Surviving Entity, as applicable, assume the obligations set forth in this Section 7.7.

(e)    The provisions of this Section 7.7 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of CMFT, CCPT V and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.7 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, Contract or otherwise. CMFT shall cause the Surviving Entity to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the obligations provided in this Section 7.7.

Section 7.8    Dividends.

(a)    In the event that a distribution with respect to the shares of CCPT V Common Stock permitted under the terms of this Agreement has a record date prior to the Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of CCPT V Common Stock on the Closing Date immediately prior to the Merger Effective Time. In the event that a distribution with respect to the shares of CMFT Common Stock permitted under the terms of this Agreement has a record date prior to the Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of CMFT Common Stock on the Closing Date immediately prior to the Merger Effective Time. CCPT V shall coordinate with CMFT on the declaration, setting of record dates and payment dates of dividends on CCPT V Common Stock so that holders of CCPT V Common Stock (i) do not receive dividends on both CCPT V Common Stock and CMFT Common Stock received in the Merger in respect of a single distribution period or fail to receive a dividend on either CCPT V Common Stock or CMFT Common Stock received in the Merger in respect of a single distribution period or (ii) do not receive both a dividend permitted by the proviso to Section 6.2(b)(iii) on CMFT Common Stock and a dividend permitted by the proviso to Section 6.1(b)(iii) on CCPT V Common Stock received in the Merger or fail to receive either a dividend permitted by the proviso to Section 6.2(b)(iii) on CMFT Common Stock or a dividend permitted by the proviso to Section 6.1(b)(iii) on CCPT V Common Stock received in the Merger.

(b)    In the event that either CCPT V or CMFT shall declare or pay any dividend or other distribution that is expressly permitted pursuant to the proviso at the end of Section 6.1(b)(iii) or Section 6.2(b)(iii), respectively, it shall notify the other Party at least twenty (20) days prior to the Closing Date, and such other Party shall be entitled to declare a dividend per share payable (i) in the case of CCPT V, to holders of CCPT V Common Stock, in an amount per share of CCPT V Common Stock equal to the product of (A) the dividend declared by CMFT with respect to each share of CMFT Common Stock by (B) the Exchange Ratio, and (ii) in the case of CMFT, to holders of CMFT Common Stock, in an amount per share of CMFT Common Stock equal to the quotient obtained by dividing (A) the dividend declared by CCPT V with respect to each share of CCPT V Common Stock by (B) the Exchange Ratio. The record date and time and payment date and time for any dividend payable pursuant to this Section 7.8(b) shall be prior to the Closing Date.

Section 7.9    Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or the restrictions in the CMFT Charter or the CCPT V Charter on the Merger and the other transactions contemplated by this Agreement.

Section 7.10    Tax Matters.

(a)    Each of CMFT and CCPT V shall use its reasonable best efforts (before and, as applicable, after the Merger Effective Time) to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the tax representation letters referred to herein and, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law), reporting consistently for all federal, state, and local income Tax or other purposes. Neither CMFT nor CCPT V shall take any action that would, or fail to take any action the failure of which would, reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b)    CMFT shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions referred to in Section 8.2(f) and Section 8.3(e), (ii) use its reasonable best efforts to obtain opinions of counsel consistent with the opinions of counsel referred to in Section 8.2(f) and Section 8.3(e), but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, and (iii) deliver to each of REIT Opinion Counsel and Transaction Opinion Counsel, or other tax counsel to CMFT delivering the opinions referred to herein, a tax representation letter, dated as of the effective date of the Form S-4 and the Closing Date, as applicable, and signed by an officer of CMFT and CMFT Operating Partnership, in form and substance mutually agreeable to CCPT V and CMFT (such agreement not to be unreasonably withheld, conditioned or delayed), containing representations of CMFT and CMFT Operating Partnership reasonably necessary or appropriate to enable such counsel to render the applicable tax opinions described in clause (ii) of this Section 7.10(b) and the tax opinions described in Section 8.2(f) and Section 8.3(e). The tax representations letters described in clause (iii) above shall also be provided to CCPT V, and for purposes of the opinion required by Section 8.3(f), CCPT V may rely on the representation letter provided pursuant to this Section 7.10(b) in connection with making the representations in the tax representation letter provided to Transaction Opinion Counsel for the purposes of the opinion to be issued pursuant to Section 8.3(f).

(c)    CCPT V shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions referred to in Section 8.2(e) and Section 8.3(f), (ii) use its reasonable best efforts to obtain opinions of counsel consistent with the opinions of counsel referred to in

Section 8.2(e) and Section 8.3(f), but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, and (iii) deliver to each of REIT Opinion Counsel and Transaction Opinion Counsel, or other tax counsel to CCPT V delivering the opinions referred to herein, a tax representation letter, dated as of the effective date of the Form S-4 and the Closing Date, as applicable, and signed by an officer of CCPT V and CCPT V Operating Partnership, in form and substance mutually agreeable to CCPT V and CMFT (such agreement not to be unreasonably withheld, conditioned or delayed), containing representations of CCPT V and CCPT V Operating Partnership reasonably necessary or appropriate to enable such counsel to render the applicable tax opinions described in clause (ii) of this Section 7.10(c) and the tax opinions described in Section 8.2(e) and Section 8.3(f). The tax representations letters described in clause (iii) above shall also be provided to CMFT, and for purposes of the opinion required by Section 8.2(f), CMFT may rely on the representation letter provided pursuant to this Section 7.10(c) in connection with making the representations in the tax representation letter provided to Transaction Opinion Counsel for the purposes of the opinion to be issued pursuant to Section 8.2(f).

(d)    CMFT and CCPT V shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes. These taxes shall be the obligations of CMFT and the CMFT Subsidiaries without deduction or withholding from or to the Merger Consideration.

(e)    With respect to the taxable year of CCPT V ending with the Merger Effective Time, CCPT V shall take all necessary actions, including declaring and paying dividends sufficient to satisfy its requirement under Section 857(a)(1), to cause CCPT V to qualify as a REIT for its shortened taxable year ending with the Merger Effective Time.

Section 7.11    Section 16 Matters. Prior to the Merger Effective Time, to the extent permitted by applicable Law, (a) CCPT V shall take all such steps as may be necessary or appropriate to cause any dispositions of CCPT V Common Stock (including derivative securities with respect to CCPT V Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to CCPT V immediately prior to the Merger Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) CMFT shall take all such steps as may be required to cause any acquisitions of the CMFT Common Stock (including derivative securities with respect to the CMFT Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to CMFT to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.12    Financing Cooperation. CCPT V shall, and shall cause its Representatives to use its and their respective commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to cooperate with all reasonable requests of CMFT in connection with any amendment, refinancing or replacement of the existing credit facilities of CMFT or any CMFT Subsidiary or of the existing credit facility of CCPT V or of any other debt facility or instrument of CCPT V or any CCPT V Subsidiary as may be sought by CMFT, in its sole and absolute discretion. CCPT V shall, and shall cause its Representatives to, refrain from taking, directly or indirectly, any action that would reasonably be expected to impair the ability of CMFT to effect such amendment, refinancing or replacement. Following a termination of this Agreement pursuant to Section 9.1(a), (b) (so long as CCPT V would have been entitled to terminate thereunder) or (c)(i), CMFT shall promptly reimburse CCPT V for all out-of-pocket expenses actually incurred in connection with fulfilling its obligations pursuant to the first sentence of this Section 7.12.

Section 7.13    Other Merger Agreements. The Parties acknowledge that (a) CMFT has entered into or intends to enter into the Other Merger Agreements and (b) the Other Merger Agreements contain closing conditions substantially similar to the nature of those of Section 8.2(c) and Section 8.3(c) herein. Notwithstanding anything in the Other Merger Agreements to the contrary, CMFT may not waive, without CCPT V’s written consent, the conditions of the Other Merger Agreements referred to in the foregoing clause (b). In addition, in the event that CMFT amends the CCIT II Merger Agreement to include cash consideration as part of the merger consideration payable thereunder, CMFT agrees to enter into an amendment to this Agreement to revise the form of Merger Consideration such that the Merger Consideration shall consist of cash and shares of CMFT Common Stock in the same proportion as cash and shares of CMFT Common Stock bear to the overall merger consideration in the CCIT II Merger Agreement as so amended.

Section 7.14    CMFT Board of Directors. The CMFT Board shall take or cause to be taken such action as may be necessary, in each case, to be effective as of the Merger Effective Time to cause those “Independent Directors” (as such term is defined in the CCPT V Charter) serving as members of the CCPT V Board who do not otherwise serve on the CMFT Board to be elected to the CMFT Board effective as of the Merger Effective Time to serve, together with the then members of the CMFT Board and any members of the CCIT II Board of Directors or the CCIT III Board of Directors appointed to the CMFT Board pursuant to corresponding provisions of the Other Merger Agreements, until the next annual meeting of stockholders of CMFT. In connection with such next annual meeting of stockholders of CMFT, the Nominating and Corporate Governance Committee of CMFT shall recommend to the CMFT Board five (5) to seven (7) independent directors for election to the CMFT Board at such annual meeting of stockholders after consultation with the Chairman of the Board of CMFT.

ARTICLE 8

CONDITIONS

Section 8.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Merger Effective Time of the following conditions:

(a)    Authorizations. All consents, authorizations, orders or approvals of each Governmental Authority necessary for the consummation of the Merger and the other transactions contemplated by this Agreement set forth in Section 8.1(a) of the CCPT V Disclosure Letter and Section 8.1(a) of the CMFT Disclosure Letter shall have been obtained and any applicable waiting periods in respect thereof shall have expired or been terminated.

(b)    Stockholder Approval; Charter Amendment. The Stockholder Approval shall have been obtained in accordance with applicable Law, the CCPT V Charter and the CCPT V Bylaws. The Charter Amendment shall have become effective pursuant to the MGCL.

(c)    No Injunctions or Restraints. No Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement.

(d)    Form S-4. The Form S-4 shall have been declared effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

Section 8.2    Conditions to Obligations of CMFT and Merger Sub. The obligations of CMFT and Merger Sub to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by CMFT, at or prior to the Merger Effective Time, of the following additional conditions:

(a)    Representations and Warranties. (i) The representations and warranties of CCPT V set forth in the Fundamental Representations (except the first sentence of Section 4.1(a) (Organization and Qualification; Subsidiaries) and Section 4.4(a) (Capital Structure)) shall be true and correct in all material respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, (ii) the representations and warranties set forth in the first sentence of Section 4.1(a) (Organization and Qualification; Subsidiaries) and Section 4.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Merger Effective Time as though made as of the Merger Effective Time, (iii) the representation and warranty of CCPT V set forth in Section 4.6(c) (Absence of Certain Changes and Events) shall be true and correct in all respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, and (iv) each of the other representations and warranties of CCPT V contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or CCPT V Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a CCPT V Material Adverse Effect; provided, however, that representations and warranties that are made as of a specific date shall be true and correct in accordance with clauses (i) through (iv) only on and as of such date.

(b)    Performance of Covenants and Obligations of CCPT V. CCPT V shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Closing.

(c)    Absence of Material Adverse Change. Since the date of this Agreement, no event, circumstance, change, effect, development, condition or occurrence shall exist or have occurred that, individually or in the aggregate, constitutes, or would reasonably be expected to constitute, a CCPT V Material Adverse Effect.

(d)    Delivery of Certificate. CCPT V shall have delivered to CMFT a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of CCPT V, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e)    REIT Opinion. CMFT shall have received a written opinion of REIT Opinion Counsel or other nationally recognized tax counsel to CCPT V reasonably satisfactory to CMFT, dated as of the Closing Date and in form and substance reasonably satisfactory to CMFT, to the effect that, commencing with CCPT V’s taxable year that ended on December 31, 2014, CCPT V has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its prior, current and proposed ownership, organization and method of operation have enabled and will enable CCPT V to continue to meet the requirements for qualification and taxation as a REIT under the Code through the Merger Effective Time, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by CCPT V and CCPT V Operating Partnership.

(f)    Section 368 Opinion. CMFT shall have received a written opinion of Transaction Opinion Counsel, or other nationally recognized tax counsel to CMFT, dated as of the Closing Date, in form and substance reasonably acceptable to CMFT, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, such counsel may rely upon the tax representation letters described in Section 7.10.

Section 8.3    Conditions to Obligations of CCPT V. The obligations of CCPT V to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by CCPT V at or prior to the Merger Effective Time, of the following additional conditions:

(a)    Representations and Warranties. (i) The representations and warranties of CMFT and Merger Sub set forth in the Fundamental Representations (except the first sentence of Section 5.1(a) (Organization and Qualification; Subsidiaries) and Section 5.4(a) (Capital Structure)), shall be true and correct in all material respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, (ii) the representations and warranties set forth in the first sentence of Section 5.1(a) (Organization and Qualification; Subsidiaries) and Section 5.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Merger Effective Time as though made as of the Merger Effective Time, (iii) the representation and warranty set forth in Section 5.6(c) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, and (iv) each of the other representations and warranties of CMFT and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or CMFT Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a CMFT Material Adverse Effect; provided, however, that representations and warranties that are made as of a specific date shall be true and correct in accordance with clauses (i) through (iv) only on and as of such date.

(b)    Performance of Covenants and Obligations of CMFT and Merger Sub. CMFT and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Closing.

(c)    Absence of Material Adverse Change. Since the date of this Agreement, no event, circumstance, change, effect, development, condition or occurrence shall exist or have occurred that, individually or in the aggregate, constitutes, or would reasonably be expected to constitute, a CMFT Material Adverse Effect.

(d)     Delivery of Certificate. CMFT shall have delivered to CCPT V a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of CMFT certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

(e)    REIT Opinion. CCPT V shall have received a written opinion of REIT Opinion Counsel, or other nationally recognized tax counsel to CMFT reasonably satisfactory to CCPT V, dated as of the Closing Date and in form and substance reasonably satisfactory to CCPT V, to the effect that, commencing with CMFT’s taxable year that ended on December 31, 2012, CMFT has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its prior, current and proposed ownership, organization and method of operation have enabled and will enable CMFT to continue to meet the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by CMFT and CMFT Operating Partnership.

(f)    Section 368 Opinion. CCPT V shall have received a written opinion of Transaction Opinion Counsel, or other nationally recognized tax counsel to CCPT V, dated as of the Closing Date, in form and substance reasonably acceptable to CCPT V, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, such counsel may rely upon the tax representation letters described in Section 7.10.

ARTICLE 9

TERMINATION, FEES AND EXPENSES, AMENDMENT AND WAIVER

Section 9.1    Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Merger Effective Time, notwithstanding receipt of the Stockholder Approval (except as otherwise specified in this Section 9.1):

(a)    by mutual written consent of each of CMFT and CCPT V;

(b)    by either CMFT or by CCPT V:

(i)    if the Merger shall not have occurred on or before 11:59 p.m., New York City time, on May 30, 2021 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party (or, in the case of CMFT, Merger Sub) to perform or comply in all material respects with the obligations, covenants or agreements of such Party set forth in this Agreement shall have been the primary cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii)    if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (or, in the case of CMFT, Merger Sub) to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement; or

(iii)    if the Stockholder Approval shall not have been obtained at the Stockholders Meeting (unless such meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); provided, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to a Party if the failure to receive the Stockholder Approval was primarily due to the failure of a Party to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement;

(c)    by CCPT V:

(i)    if a breach of any representation or warranty or failure to perform or comply with any obligation, covenant or agreement on the part of CMFT or Merger Sub set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.3 not to be satisfied (a “CMFT Terminating Breach”), which breach or failure to perform or comply cannot be cured, or, if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from CCPT V to CMFT and two (2) Business Days before the Outside Date; provided, however, that CCPT V shall not have such right to terminate this Agreement if a CCPT V Terminating Breach shall have occurred and be continuing at the time CCPT V delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i);

(ii)    at any time before Stockholder Approval is obtained, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the provisions of Section 7.3; provided, however, that CCPT V shall have complied with Section 7.3 and shall have paid or shall concurrently pay to CMFT in full the Termination Payment in accordance with Section 9.3(b); or

(iii)    if CMFT amends the CCIT II Merger Agreement to (A) increase the exchange ratio set forth therein to 1.562 shares (or more) of CMFT Common Stock for each share of Cole Office & Industrial REIT (CCIT II), Inc.

(d)    by CMFT:

(i)    if a breach of any representation or warranty or failure to perform or comply with any obligation, covenant or agreement on the part of CCPT V set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied (a “CCPT V Terminating Breach”), which breach or failure to perform or comply cannot be cured, or if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from CMFT to CCPT V and two (2) Business Days before the Outside Date; provided, however, that CMFT shall not have such right to terminate this Agreement if a CMFT Terminating Breach shall have occurred and be continuing at the time CMFT delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i); or

(ii)    if, at any time prior to the receipt of the Stockholder Approval, (A) the CCPT V Board has made an Adverse Recommendation Change, (B) a tender offer or exchange offer for any shares of CCPT V Common Stock that constitutes an Acquisition Proposal is commenced and the CCPT V Board fails to recommend against acceptance of such tender offer or exchange offer by the stockholders of CCPT V and to publicly reaffirm the CCPT V Board Recommendation within ten (10) Business Days of being requested to do so by CMFT or (C) CCPT V shall have breached or failed to comply in any material respect with any of its obligations under Section 7.3.

Section 9.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Parties, in accordance with the provisions of Section 10.2, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of CMFT, Merger Sub or CCPT V, except that the Confidentiality Agreement and the provisions of Section 4.22 (No Other Representations and Warranties; Non-Reliance), Section 5.21 (No Other Representations and Warranties; Non-Reliance), this Section 9.2, Section 9.3 (Fees and Expenses) and Article 10 (General Provisions) shall survive the termination of this Agreement; provided, that no such termination shall relieve any Party from any liability or damages resulting from any intentional and willful material breach (or failure to perform) that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act (or failure to act) would cause a breach of this Agreement.

Section 9.3    Fees and Expenses.

(a)    Except as otherwise provided in this Section 9.3, all Expenses shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated; provided that the Parties will share equally any Form S-4 filing fees as may be required to consummate the transactions contemplated by this Agreement.

(b)    In the event that this Agreement is terminated:

(i)    by CCPT V or CMFT pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) and, (A) prior to the Stockholders Meeting, an Acquisition Proposal with respect to CCPT V has been publicly announced, disclosed or otherwise communicated to CCPT V’s stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal (and such Acquisition Proposal or intention shall not have been publicly withdrawn on a bona fide basis without qualification at least three (3) Business Days prior to the Outside Date (with respect to a termination pursuant to Section 9.1(b)(i)) or the Stockholders Meeting (with respect to a termination pursuant to Section 9.1(b)(iii))) and (B) within twelve (12) months after the date of such termination, (I) a transaction in respect of an Acquisition Proposal with respect to CCPT V is consummated, (II) CCPT V enters into a definitive agreement in respect of an Acquisition Proposal and such Acquisition Proposal is actually consummated thereafter, or (III) CCPT V recommends to stockholders of CCPT V or fails to recommend against an Acquisition Proposal structured as a tender offer or exchange offer and such Acquisition Proposal is actually consummated thereafter (with, for all purposes of clause (I), (II) and (III) of this Section 9.3(b)(i), all percentages included in the definition of “Acquisition Proposal” increased to 50%), then CCPT V shall pay to CMFT (1) the Full Termination Payment and (2) up to one million six hundred seventy thousand dollars ($1,670,000) as reimbursement for CMFT’s Expenses;

(ii)    by CCPT V pursuant to Section 9.1(c)(ii), then CCPT V shall pay to CMFT an amount equal to (A)(1) the Go Shop Termination Payment if such termination occurs no later than ten (10) Business days after the Go Shop Period End Time (or, in the event of timely delivery of a CCPT V Change Notice, the negotiation period contemplated by Section 7.3(f)(ii)) or (2) the Full Termination Payment if clause (1) is inapplicable and (B) up to one million six hundred seventy thousand dollars ($1,670,000) as reimbursement for CMFT’s Expenses;

(iii)    by CMFT pursuant to Section 9.1(d)(ii), then CCPT V shall pay to CMFT (A)(1) the Go Shop Termination Payment if the event giving rise to CMFT’s termination right occurred no later than ten (10) Business days after the Go Shop Period End Time (or, in the event of timely delivery of a CCPT V Change Notice, the negotiation period contemplated by Section 7.3(f)(ii)) or (2) the Full Termination

Payment if (1) is inapplicable and (B) up to one million six hundred seventy thousand dollars ($1,670,000) as reimbursement for CMFT’s Expenses;

(iv)    by CCPT V pursuant to Section 9.1(c)(i), then CMFT shall pay to CCPT V an amount up to $1,670,000 as reimbursement for CCPT V’s Expenses; or

(v)    by CMFT pursuant to Section 9.1(d)(i), then CCPT V shall pay to CMFT an amount up to one million six hundred seventy thousand dollars ($1,670,000) as reimbursement for CMFT’s Expenses.

(c)    Termination Payment. The Parties agree and acknowledge that in no event shall CCPT V be required to pay the applicable Termination Payment on more than one occasion. Payment of the Termination Payment and reimbursement of Expenses, as applicable, shall be made by wire transfer of same day funds to the account or accounts designated by CMFT, (i) in the case of any amount payable pursuant to Section 9.3(b)(i), immediately prior to or concurrently with the earlier of (A) the execution of definitive documentation providing for any transaction contemplated by an Acquisition Proposal and (B) the consummation of any Acquisition Proposal; (ii) immediately prior to or concurrently with termination in the case of any amount payable pursuant to Section 9.3(b)(ii) or if such day is not a Business Day, no later than the immediately following Business Day; and (iii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of any amount payable pursuant to Section 9.3(b)(iii), Section 9.3(b)(iv) or Section 9.3(b)(v).

(d)    Notwithstanding anything in this Agreement to the contrary, in the event that the Termination Payment becomes payable and is paid hereunder, then such payment (together with any Expenses or other amounts payable pursuant to Section 9.3(b) or Section 9.3(e)) shall be CMFT’s and its Affiliates’ sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against CCPT V and the CCPT V Subsidiaries and their respective Representatives in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby.

(e)    Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other Parties would not enter into this Agreement. In the event that CCPT V shall fail to pay the applicable Termination Payment when due, CCPT V shall reimburse CMFT for all reasonable costs and expenses actually incurred or accrued by CMFT (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3. Further, if one Party to this Agreement (the “Termination Payor”) fails to timely pay any amount due to the other Party (the “Termination Payee”) pursuant to Section 9.3(b) and, in order to obtain the payment, the Termination Payee commences an Action that results in a judgment against the Termination Payor for the payment set forth in this Section 9.3, the Termination Payor shall pay to the Termination Payee its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at a rate per annum equal to the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

(f)    If the Termination Payor becomes obligated to pay a fee under this Section 9.3, then, if requested by the Termination Payee, the Termination Payor shall deposit into escrow an amount in cash equal to the applicable Termination Payment with an escrow agent selected by the Termination Payee, after reasonable consultation with the Termination Payor, and pursuant to a written escrow agreement (the “Escrow Agreement”) reflecting the terms set forth in this Section 9.3(f) and otherwise reasonably acceptable to the Termination Payor and the escrow agent. The payment or deposit into escrow of the applicable Termination Payment shall be made by CCPT V in accordance with the timing set forth in Section 9.3(c) or, at the Termination Payee’s reasonable request, promptly after receipt of notice from the Termination Payee that the Escrow Agreement has been executed by the parties thereto. The Escrow Agreement shall provide that the Termination Payment in escrow or the applicable portion thereof shall be released to the Termination Payee on an annual basis based upon the delivery by the Termination Payee to the escrow agent of any one (or a combination) of the following:

(i)    a letter from the Termination Payee’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the applicable taxable year of the Termination Payee determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(I) or 856(c)(3)(A)-(I) of the Code (such income, “Qualifying REIT Income”), in which case the escrow agent shall release to the Termination Payee such maximum amount stated in the accountant’s letter;

(ii)    a letter from the Termination Payee’s counsel indicating that the Termination Payee received a private letter ruling from the IRS holding that the receipt by the Termination Payee of the applicable Termination Payment would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Termination Payee the remainder of the applicable Termination Payment; or

(iii)    a letter from the Termination Payee’s counsel indicating that the Termination Payee has received a tax opinion from the Termination Payee’s outside counsel or accountant, respectively, to the effect that the receipt by the Termination Payee of the applicable Termination Payment should either constitute Qualifying REIT Income or should be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Termination Payee the remainder of the applicable Termination Payment.

If the Termination Payee is CCPT V, the Escrow Agreement shall further provide that, at the end of the third calendar year beginning after the date on which the Termination Payor’s obligation to pay the Termination Payment arose (or earlier if directed by the Termination Payee), any remaining amount then being held in escrow by the escrow agent shall be disbursed to the Termination Payor and, in the event the Termination Payment has not by then been paid in full, such unpaid portion shall never be due. The Parties agree to cooperate in good faith to amend this Section 9.3(f) at the reasonable request of the Termination Payee in order to (A) maximize the portion of the applicable Termination Payment that may be distributed to the Termination Payee hereunder without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve the Termination Payee’s chances of securing the favorable private letter ruling from the IRS described in this Section 9.3(f) or (C) assist the Termination Payee in obtaining the favorable tax opinion from its outside counsel or accountant described in this Section 9.3(f). The Escrow Agreement shall provide that the Termination Payee shall bear all costs and expenses under the Escrow Agreement. The Termination Payor shall not be a party to the Escrow Agreement and shall not bear any liability, cost or expense resulting directly or indirectly from the Escrow Agreement (other than any Taxes imposed on the Termination Payor in connection therewith).

ARTICLE 10

GENERAL PROVISIONS

Section 10.1    Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Merger Effective Time or the full force and effect of Article 1, this Article 10 or the definitions of capitalized terms not substantively defined in Article 1.

Section 10.2    Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given or made on the date of receipt by the recipient thereof if received on or prior to 11:59 p.m., New York City time, if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by facsimile or e-mail of a portable document form (pdf) attachment (providing confirmation of transmission (other than by automatic response)) at the following addresses or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice):

(a)    if to CCPT V to:

Special Committee of the Board of Directors

Cole Credit Property Trust V, Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

Attn: Marc Bromley

E-mail: [***]

with copies (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attn: John Haggerty

E-mail: jhaggerty@goodwinlaw.com

(b)    if to CMFT or Merger Sub to:

Special Committee of the Board of Directors

c/o CIM Real Estate Finance Trust, Inc.

2398 East Camelback Road, 4th Floor

Phoenix, Arizona 85016

Attn: T. Patrick Duncan

E-mail: [***]

with copies (which shall not constitute notice) to:

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, CA 90067

Attn: Patrick S. Brown

E-mail: brownp@sullcrom.com

Venable LLP

750 East Pratt Street

Baltimore, Maryland 21202

Attn: Sharon A. Kroupa

E-Mail: skroupa@venable.com

Section 10.3    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (electronically by email or facsimile) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in portable document form (pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5    Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibit, Schedules, the CMFT Disclosure Letter and the CCPT V Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 7.7 (Indemnification; Directors’ and Officers’ Insurance), which, from and after the Merger Effective Time, shall be for the benefit of the Indemnified Parties, are not intended to confer upon any Person other than the Parties hereto any rights or remedies. The representations and warranties in this Agreement are the product of negotiations among the Parties and any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.6 without notice or liability to any other Person. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.6    Amendment; Extension; Waiver. At any time prior to the Merger Effective Time, the Parties may, to the extent permitted under applicable Law and except as otherwise set forth herein, (a) amend any provision of this Agreement, (b) extend the time for the performance of any of the obligations or other acts of the other Parties, (c) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (d) waive compliance with any of the agreements or conditions contained in this Agreement. Any such amendment of this Agreement shall be valid only if specifically set forth in an instrument in writing signed on behalf of all Parties. Any such grant by a Party of an extension or waiver in respect of any provision of this Agreement shall be valid only if specifically set forth in an instrument in writing by such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law, except to the extent expressly provided otherwise in Section 9.3 (Fees and Expenses).

Section 10.7    Governing Law; Venue.

(a)    This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b)    All disputes arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court. Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any such Maryland state or federal court for the purpose of any Action arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such Action except in such courts, (iii) agrees that any claim in respect of any Action may be heard and determined in any such Maryland state or federal court, (iv) waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of any such Action, (v) waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such dispute and (vi) agrees, with respect to any Action filed in a Maryland state court, to jointly request an assignment to the Maryland Business and Technology Case Management Program. Each of the Parties agrees that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 10.8    Assignment. Except as may be required to satisfy the obligations contemplated by Section 7.7 (Indemnification; Directors’ and Officers’ Insurance), neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns, and any attempted or purported assignment or delegation in violation of this Section 10.8 shall be null and void.

Section 10.9    Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the effective time of any termination of this Agreement pursuant to Article 9, each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such Party is entitled at Law or in equity. In the event that any Action should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law. To the extent any Party brings an Action to enforce specifically the performance of the terms and provisions of this Agreement (other than an Action to specifically enforce any provision that survives termination of this Agreement) when expressly available to such Party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended to (a) the twentieth (20th) Business Day following the resolution of such Action, or (b) such other time period established by the court presiding over such Action.

Section 10.10    Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY and UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY (a) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) ACKNOWLEDGES THAT IT UNDERSTANDS AND HAS

CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND THAT IT MAKES THIS WAIVER VOLUNTARILY AND (c) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11    Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

CIM REAL ESTATE FINANCE TRUST, INC.

By:	/s/ Richard S. Ressler
Name:	Richard S. Ressler
Title:	President and Chief Executive Officer

THOR V MERGER SUB, LLC

By:	CIM Real Estate Finance Trust, Inc., its sole member

By:	/s/ Richard S. Ressler
Name:	Richard S. Ressler
Title:	President and Chief Executive Officer

(Signature Page to Agreement and Plan of Merger)

COLE CREDIT PROPERTY TRUST V, INC.

By:	/s/ Avraham Shemesh
Name:	Avraham Shemesh
Title:	President and Chief Executive Officer

(Signature Page to Agreement and Plan of Merger)

EXHIBIT A

CHARTER AMENDMENT

COLE CREDIT PROPERTY TRUST V, INC.

ARTICLES OF AMENDMENT

Cole Credit Property Trust V, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The charter of the Corporation (the “Charter”) is hereby amended by deleting the definitions of “Roll-Up Entity” and “Roll-Up Transaction” in Article IV of the Charter in their entirety.

SECOND: The Charter is hereby further amended by deleting the existing Article XIII of the Charter in its entirety and substituting in lieu thereof a new Article XIII as follows:

The Corporation reserves the right from time to time to make any amendment to the Charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the Charter, of any Shares. All rights and powers conferred by the Charter on Stockholders, Directors and officers are granted subject to this reservation. Except for those amendments permitted to be made without Stockholder approval under Maryland law or by specific provision in the Charter, any amendment to the Charter shall be valid only if approved by the affirmative vote of a majority of all votes entitled to be cast on the matter, including without limitation, (a) any amendment which would adversely affect the rights, preferences and privileges of the Stockholders and (b) any amendment to Sections 7.2, 7.5 and 7.11 of Article VII, Article IX, Article X and Article XII hereof and this Article XIII (or any other amendment of the Charter that would have the effect of amending such sections).

THIRD: The Charter is hereby further amended by deleting the existing Article XIV of the Charter in its entirety.

FOURTH: The Charter is hereby further amended by renumbering existing Article XV of the Charter as Article XIV.

FIFTH: The foregoing amendments have been duly advised by the Board of Directors of the Corporation and approved by the stockholders of the Corporation as required by law.

SIXTH: The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

-signature page follows-

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf by its                          and attested to by its                          on this         day of                 , 2020.

ATTEST:	COLE CREDIT PROPERTY TRUST V, INC.

By:	By:
Name:	Name:
Title:	Title: